EXHIBIT 10.E

Execution Copy

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SKYWORKS SOLUTIONS, INC.,

SILVER BULLET ACQUISITION CORP.,

SIGE SEMICONDUCTOR, INC.

AND

SHAREHOLDER REPRESENTATIVE SERVICES LLC, AS COMPANY

STOCKHOLDER REPRESENTATIVE

Dated as of

May 17, 2011

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2.22	Legal Compliance	40
2.23	Customers and Suppliers	41
2.24	Permits	41
2.25	Certain Business Relationships With Affiliates	41
2.26	Brokers’ Fees	42
2.27	Books and Records	42
2.28	Controls and Procedures	42
2.29	Government Contracts	42
2.30	Canadian Government Grants	43
2.31	Investment Canada Act	43
2.32	Disclosure	44
2.33	Disclaimer of Other Representations	44

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE BUYER AND MERGER SUB		45
3.1	Organization and Corporate Power	45
3.2	Authorization of Transaction	45
3.3	Noncontravention	45
3.4	Funding	45
3.5	Disclaimer of Other Representations	45

ARTICLE IV
COVENANTS		46
4.1	Closing Efforts	46
4.2	Governmental and Third-Party Notices and Consents	47
4.3	Obtaining Requisite Stockholder Approval; Appraisal Rights Notice	48
4.4	Operation of Business	48
4.5	Access to Information	50
4.6	Notice of Breaches	51
4.7	Exclusivity	51
4.8	Expenses	53
4.9	Retention of Key Employees; Benefits	53
4.10	Termination of 401(k) Plan	54
4.11	280G Payments Vote	54
4.12	FIRPTA	55
4.13	Indemnification and Insurance	55

ARTICLE V
CONDITIONS TO CONSUMMATION OF MERGER		56
5.1	Conditions to Obligations of the Buyer and Merger Sub	56
5.2	Conditions to Obligations of the Company	58

ARTICLE VI
INDEMNIFICATION		59
6.1	Indemnification by the Company Stockholders	59
6.2	Indemnification Claims	59
6.3	Survival of Representations and Warranties	61

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6.4	Limitations	62
6.5	Right of Offset	63
6.6	Tax Treatment of Indemnification Payments	63

ARTICLE VII
TERMINATION		63
7.1	Termination of Agreement	63
7.2	Effect of Termination	64

ARTICLE VIII
DEFINITIONS		64

ARTICLE IX
MISCELLANEOUS		77
9.1	Press Releases and Announcements	77
9.2	Further Assurances; Post-Closing Cooperation	78
9.3	Third-Party Beneficiaries	78
9.4	Entire Agreement	78
9.5	Succession and Assignment	78
9.6	Counterparts and Facsimile Signature	78
9.7	Headings	78
9.8	Notices	79
9.9	Amendments and Waivers	80
9.10	Severability; Invalid Provisions	80
9.11	Governing Law	80
9.12	Submission to Jurisdiction	80
9.13	WAIVER OF TRIAL BY JURY	81
9.14	Specific Performance	81
9.15	Construction	81
9.16	Waiver of Conflict	82

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AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of May 17, 2011 by and among Skyworks Solutions, Inc., a Delaware corporation (the “Buyer”), Silver Bullet Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of the Buyer (“Merger Sub”), SiGe Semiconductor, Inc., a Delaware corporation (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative and agent of the Company Stockholders (the “Company Stockholder Representative”).

Recitals

The respective Boards of Directors of the Buyer, Merger Sub and the Company have each determined that it is advisable to the Buyer, Merger Sub and the Company, respectively, and their respective stockholders that the Company be acquired by the Buyer, and, in furtherance thereof, that Merger Sub merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of the Buyer. Pursuant to the Merger, the issued and outstanding shares of the Company’s capital stock will be converted into the right to receive certain cash amounts, a portion of which will be placed into escrow to secure the Buyer’s indemnification rights, all as set forth in this Agreement.

NOW THEREFORE, in consideration of the premises, and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company at the Effective Time. From and after the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation. The Merger shall have the effects set forth in Section 259 of the Delaware General Corporation Law.

1.2 The Closing. The Closing shall take place at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109, commencing at 9:00 a.m. local time on the Closing Date.

1.3 Actions at the Closing. At the Closing:

(a) the Company shall deliver to the Buyer and Merger Sub the various certificates, instruments and documents referred to in Section 5.1;

(b) the Buyer and Merger Sub shall deliver to the Company the various certificates, instruments and documents referred to in Section 5.2;

(c) the Surviving Corporation shall file the Certificate of Merger with the Secretary of State of the State of Delaware;

(d) the Buyer or the Surviving Corporation shall pay (by check or by wire transfer) to the Payment Agent (as defined in Section 1.12(a)) an amount in cash equal to the Initial Payout Amount (as defined in Section 1.5) minus the aggregate Option Payment amount; and

(e) the Buyer, the Company Stockholder Representative and the Escrow Agent shall execute and deliver the Escrow Agreement in the form of Exhibit A hereto, and the Buyer or Merger Sub shall deposit with the Escrow Agent (i) twenty million dollars ($20,000,000) (the “Escrow Amount”) in accordance with Section 1.8(a) and the Escrow Agreement; (ii) two million dollars ($2,000,000) (the “Working Capital Escrow Amount”) in accordance with Section 1.8(b) and the Escrow Agreement and (iii) one million dollars ($1,000,000) (the “Company Stockholder Representative Amount”) in accordance with Section 1.8(c) and the Escrow Agreement.

1.4 Additional Action; Pre-Closing Exchange.

(a) The Surviving Corporation may, at any time after the Effective Time, take any action, including executing and delivering any document, in the name and on behalf of either the Company or Merger Sub, in order to consummate the transactions contemplated by this Agreement.

(b) Prior to the Effective Time, all of the outstanding Class A-1 Exchangeable Shares and Common Exchangeable Shares of SiGe Semiconductor, Inc., a Canadian corporation (the “Canadian Subsidiary”), shall, pursuant to the Class A-1 Redemption Call Right and the Common Redemption Call Right, as such terms are defined in Article 5 of the Articles of the Canadian Subsidiary, as amended, be automatically exchanged for shares of Series A-1 Preferred Stock or Standard Common Stock, respectively. The foregoing exchange is hereinafter referred to as the “Pre-Closing Exchange.”

1.5 Conversion of Company Shares; Conversion of Merger Sub Shares.

(a) Certain Definitions. The following capitalized terms shall have the meanings set forth below:

(i) “Aggregate Liquidation Preference Amount” means the product obtained by multiplying the Series A-1 Liquidation Preference Amount times the number of shares of Series A-1 Preferred Stock that are issued and outstanding immediately prior to the Effective Time (including, for the avoidance of doubt, all shares of Series A-1 Preferred Stock issued pursuant to the Pre-Closing Exchange).

(ii) “Common Cash Amount” means an amount in cash (if any) per Company Share determined by dividing (i) the Initial Payout Amount minus the Aggregate Liquidation Preference Amount, by (ii) the sum of the number of Company Shares issued and outstanding immediately prior to the Effective Time (excluding all shares of Special Common Voting Stock and Special A-1 Voting Stock issued and outstanding immediately prior to the

Effective Time, but including, for the avoidance of doubt, (A) the number of Common Shares vested (after giving effect to any acceleration of vesting in connection with the transactions contemplated by this Agreement and/or any acceleration of vesting provided for in employment agreements which may be triggered in connection with the transactions contemplated by this Agreement) pursuant to Company Options that, pursuant to Section 1.7(a), are deemed canceled and converted into the right to receive payments pursuant to Section 1.7(a) and (B) all Company Shares issued pursuant to the Pre-Closing Exchange).

(iii) “Initial Payout Amount” means (A) two hundred ten million dollars ($210,000,000), (B) minus the Escrow Amount, (C) minus the Working Capital Escrow Amount, (D) minus the Company Stockholder Representative Amount, (E) minus the Transaction Expenses and (F) plus or minus any Initial Net Working Capital Adjustment pursuant to Section 1.13(b).

(iv) “Series A-1 Liquidation Preference Amount” means, with respect to each share of Series A-1 Preferred Stock outstanding immediately prior to the Effective Time (including, for the avoidance of doubt, all shares of Series A-1 Preferred Stock issued pursuant to the Pre-Closing Exchange), an amount equal to $1.2917.

(v) “Transaction Expenses” means the aggregate third-party legal, accounting, consulting, investment banking, financial advisory, brokerage and other third party fees and expenses incurred prior to the Effective Time by or on behalf of the Company and the Subsidiaries in connection with the sale of the Company, the negotiation and execution and performance of this Agreement and the consummation of the transactions contemplated hereby to the extent such fees and expenses remain unpaid as of the Effective Time or become due at any time after the Effective Time, and severance and change-in-control payments in the aggregate amount of $500,000; provided, however, that, notwithstanding the foregoing, the term “Transaction Expenses” shall (i) include only fifty percent (50%) of the D&O Tail Insurance Premium Amount (as defined in Section 4.13(b)) and (ii) exclude Contingent Banking Fees.

(b) Consideration for Company Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holder of any of the following securities, but subject in each case to the provisions of Section 1.8 and Section 1.13 and adjustment for the amounts prescribed therein, and subject further to compliance with the procedures set forth in Section 1.12:

(i) each Preferred Share issued and outstanding immediately prior to the Effective Time, including, for the avoidance of doubt, all shares of Series A-1 Preferred Stock issued pursuant to the Pre-Closing Exchange, (other than shares of Special A-1 Voting Stock, Preferred Shares owned beneficially by the Buyer or Merger Sub, Dissenting Shares and Preferred Shares held in the Company’s treasury) shall be converted into and represent the right to receive (x) the Series A-1 Liquidation Preference Amount plus the Common Cash Amount, (y) a portion of the Net Earn-Out Amount on the terms and subject to the conditions set forth in Section 1.14, if any, without any interest thereon and (z) a portion of each of the Revised Closing Net Working Capital Adjustment (if any), the Escrow Fund (if any), the Working Capital Escrow Fund (if any) and the Company Stockholder Representative Fund (if any), in each case, all on the terms and subject to the conditions set forth in Sections 1.8, 1.13 and 1.15 and the Escrow Agreement; and

(ii) each Common Share issued and outstanding immediately prior to the Effective Time, including, for the avoidance of doubt, all Common Shares issued pursuant to the Pre-Closing Exchange, (other than shares of Special Common Voting Stock or shares owned beneficially by the Buyer or Merger Sub, Dissenting Shares and shares held in the Company’s treasury) shall be converted into and represent the right to receive (x) the Common Cash Amount, (y) a portion of the Net Earn-Out Amount on the terms and subject to the conditions set forth in Section 1.14, if any, without any interest thereon and (z) a portion of each of the Revised Closing Net Working Capital Adjustment (if any), the Escrow Fund (if any), the Working Capital Escrow Fund (if any) and the Company Stockholder Representative Fund (if any), in each case, all on the terms and subject to the conditions set forth in Sections 1.8, 1.13 and 1.15 and the Escrow Agreement.

(c) Each share of Special A-1 Voting Stock shall be cancelled and retired without payment of any consideration therefor.

(d) Each share of Special Common Voting Stock shall be cancelled and retired without payment of any consideration therefor.

(e) Each Company Share held in the Company’s treasury immediately prior to the Effective Time and each Company Share owned beneficially by the Buyer or Merger Sub shall be cancelled and retired without payment of any consideration therefor.

(f) Each share of common stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and thereafter evidence one share of common stock, $0.0001 par value per share, of the Surviving Corporation, so that, immediately following such conversion, all outstanding shares of capital stock of the Surviving Corporation shall be owned by the Buyer.

1.6 Dissenting Shares.

(a) Dissenting Shares shall not be converted into or represent the right to receive the amounts payable in respect of such Company Shares pursuant to Article I unless the Company Stockholder holding such Dissenting Shares shall have forfeited his, her or its right to appraisal under Section 262 of the Delaware General Corporation Law or properly withdrawn his, her or its demand for appraisal. If such Company Stockholder has so forfeited or withdrawn his, her or its right to appraisal of Dissenting Shares, then, (i) as of the occurrence of such event, such holder’s Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive the amounts payable in respect of such Company Shares pursuant to Article I, and (ii) promptly following the occurrence of such event, the Buyer or the Surviving Corporation shall deliver to such Company Stockholder a payment representing the amount that such holder is entitled to receive pursuant to Article I of this Agreement.

(b) The Company shall give the Buyer (i) prompt notice of any written demands for appraisal of any Company Shares, withdrawals of such demands, and any other instruments that relate to such demands received by the Company and (ii) the right, at its expense, to participate in all negotiations and proceedings with respect to demands for appraisal under the Delaware General Corporation Law. The Company shall not, except with the prior written consent of the Buyer, make voluntarily any payment with respect to or offer to settle any demands for appraisal of Company Shares for an amount that exceeds the amounts that would have been otherwise payable for such Company Shares under this Agreement.

1.7 Options.

(a) Subject to the terms and conditions of this Agreement, each Company Option that a holder has elected to receive a cash payment under Section 13(b) of the Company Stock Plan and each Company Option that is otherwise outstanding immediately prior to the Effective Time shall be, as of immediately prior to the Effective Time, cancelled and converted into the right to receive a cash payment equal to the product of (i) the number of Common Shares vested (after giving effect to any acceleration of vesting in connection with the transactions contemplated by this Agreement and/or any acceleration of vesting provided for in employment agreements which may be triggered in connection with the transactions contemplated by this Agreement) under and issuable upon exercise of such Company Option as of immediately prior to the Effective Time, multiplied by (ii) the amount by which the Common Cash Amount exceeds the per share exercise price of such Company Option (with respect to each Company Option, the “Option Payment”). Each Company Option that is outstanding and unvested immediately prior to the Effective Time (after giving effect to any acceleration of vesting in connection with the transactions contemplated by this Agreement and/or any acceleration of vesting provided for in employment agreements which may be triggered in connection with the transactions contemplated by this Agreement) shall be cancelled. The Buyer or the Surviving Corporation, as the case may be, shall pay to each holder of a Company Option in cash promptly following the Closing Date, in accordance with its standard payroll procedures, such holder’s aggregate Option Payment (as so reduced by the terms and conditions of this Article I) (and the Buyer shall make such payments, or cause such payments to be made, to such holders in connection with the first payroll payment after the receipt of such amount).

(b) For the avoidance of doubt, the Parties hereby acknowledge and agree that (i) with respect to a holder of a Company Option that is, pursuant to Section 1.7(a), cancelled and converted into a right to receive payments under Section 1.7(a), (1) such holder’s Pro Rata Portion of each of the Escrow Amount, the Working Capital Escrow Amount and the Company Stockholder Representative Amount has been funded, and such holder shall have a right to receive such holder’s Pro Rata Portion of such amounts subject to and in accordance with the applicable terms and conditions of this Agreement and the Escrow Agreement; and (2) such holder has a right to receive such holder’s Pro Rata Portion of each of the Initial Net Working Capital Adjustment (if any), the Revised Closing Net Working Capital Adjustment (if any) and the Net Earn-Out Amount (if any), in each case, subject to and in accordance with the applicable terms and conditions of this Agreement; and (ii) with respect to any cash amounts that are withheld by, or remitted to, the Buyer or the Surviving Corporation, in each case, which are payable to the holders of Company Options that are cancelled and converted into a right to receive payments under Section 1.7(a), the Buyer shall, and, if applicable, shall cause the Surviving Corporation to, (1) hold all such amounts for the benefit of such holders of Company Options and (2) pay to each such holder in cash, in accordance with its standard payroll procedures (and shall make such payments to such holders in connection with the first payroll payment after the receipt of such amount), such holder’s Pro Rata Portion of such amount.

(c) The Company shall not terminate any Company Stock Plans in connection with the transactions contemplated by this Agreement and the Buyer shall assume the Company Stock Plans (but not any Company Options) effective as of the Effective Time.

(d) The Buyer covenants and agrees that for any payments to holders of Company Options for which an amount is subject to Tax in Canada, it will (i) elect in prescribed form in accordance with subsection 110(1.1) of the Income Tax Act (Canada) and (ii) not, and after the Closing will cause the Surviving Corporation and its Subsidiaries not to, take or claim any deduction in computing its income under the Income Tax Act (Canada) including, for the avoidance of doubt, the Option Payment and any payment on account of the Initial Net Working Capital Adjustment (if any), the Revised Closing Net Working Capital Adjustment (if any) and the Net Earn-Out Amount (if any).

1.8 Escrow Fund.

(a) On the Closing Date, the Buyer or Merger Sub shall deposit the Escrow Amount with the Escrow Agent for the purpose of securing the indemnification obligations of the Company Stockholders set forth in this Agreement and the Escrow Agreement and for the purpose of compensating the Buyer and the other Indemnified Parties for any and all Losses for which they are entitled to indemnification pursuant to this Agreement or the Escrow Agreement. Other than in the case of fraud, any payments required to be made to any Indemnified Party pursuant to Article VI shall be made solely from the Escrow Fund. The Escrow Fund, together with any interest and earnings thereon, shall be held by the Escrow Agent in accordance with the terms hereof and the Escrow Agreement. At the close of business on the date that is nine months after the Closing Date, fifty percent (50%) of the then-remaining Available Escrow Fund shall be released to the Company Stockholders. At the close of business on the date that is 18 months after the Closing Date, any then-remaining Available Escrow Fund shall be released to the Company Stockholders. Thereafter, if at any time there is any then-remaining Available Escrow Fund, such amount shall be promptly released to the Company Stockholders. Upon any release of any Available Escrow Fund to the Company Stockholders, each Company Stockholder shall be paid his, her or its Pro Rata Portion of the amount of the Available Escrow Fund that is released in accordance with the terms of the Escrow Agreement. The Escrow Fund shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes and in accordance with the terms set forth in this Agreement and the Escrow Agreement.

(b) On the Closing Date, the Buyer or Merger Sub shall deposit the Working Capital Escrow Amount with the Escrow Agent for the purpose of securing the reimbursement obligations set forth in Section 1.13(c)(iv) of this Agreement. The Working Capital Escrow Fund, together with any interest and earnings thereon, shall be held by the Escrow Agent in accordance with the terms hereof and the Escrow Agreement. The payment of any Working Capital Escrow Deficit required to be made to the Buyer pursuant to Section 1.13(c)(iv) shall be made solely from the Working Capital Escrow Fund, provided, that, if the Working Capital

Escrow Fund is insufficient to fully satisfy any Working Capital Escrow Deficit, then the Buyer may be reimbursed for any remaining Working Capital Escrow Deficit solely from the Available Escrow Fund. If the Company Stockholders are entitled to an additional payment pursuant to Section 1.13(c)(iv), then the Buyer and the Company Stockholder Representative shall promptly take all necessary steps to cause the Escrow Agent to release the then remaining balance of the Working Capital Escrow Fund to the Company Stockholders within five (5) business days after the date of determination of the Revised Closing Net Working Capital Adjustment under Section 1.13(c). Upon any release of such amount to the Company Stockholders, each Company Stockholder shall be paid his, her or its Pro Rata Portion of such amount that is released in accordance with the terms of the Escrow Agreement. The Working Capital Escrow Fund shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes and in accordance with the terms set forth in this Agreement and the Escrow Agreement.

(c) On the Closing Date, the Buyer or Merger Sub shall deposit the Company Stockholder Representative Amount with the Escrow Agent for the purpose of reimbursing the Company Stockholder Representative with respect to the Company Stockholder Representative’s obligations under Section 1.15 of this Agreement. The Company Stockholder Representative Fund, together with any interest and earnings thereon, shall be held by the Escrow Agent in accordance with the terms hereof and the Escrow Agreement. At any time, the Escrow Agent shall release to the Company Stockholders all or any portion of the Company Stockholder Representative Fund upon the receipt of written instruction of the Company Stockholder Representative. Upon any release of such amount to the Company Stockholders, each Company Stockholder shall be paid his, her or its Pro Rata Portion of the amount of such amount that is so- released in accordance with the terms of the Escrow Agreement. The Company Stockholder Representative Fund shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes and in accordance with the terms set forth in this Agreement and the Escrow Agreement.

(d) In no event shall the Escrow Amount and any interest and earnings earned thereon under this Agreement and the Escrow Agreement paid to the Company Stockholders exceed twenty one million dollars ($21,000,000). In addition, in no event shall the Working Capital Escrow Amount and any interest and earnings earned thereon under this Agreement and the Escrow Agreement paid to the Company Stockholders exceed two million one hundred thousand dollars ($2,100,000). Finally, in no event shall the Company Stockholder Representative Amount and any interest and earnings earned thereon under this Agreement and the Escrow Agreement paid to the Company Stockholders exceed one million fifty thousand dollars ($1,050,000). The preceding language is intended to ensure that the rights to the Escrow Amount, the Working Capital Escrow Amount and the Company Stockholder Representative Amount (and any interest and earnings earned on such amounts) are not treated as contingent payments without a stated maximum selling price under Section 453 of the Code and the Treasury Regulations promulgated thereunder.

(e) The adoption of this Agreement and the approval of the Merger by the stockholders of the Company shall constitute approval of the Escrow Agreement and of all of the arrangements relating thereto, including the placement of the Escrow Fund, the Working Capital Escrow Fund and the Company Stockholder Representative Fund into escrow for the purposes set forth above and the appointment and actions of the Company Stockholder Representative.

1.9 Certificate of Incorporation and By-laws.

(a) At the Effective Time, the certificate of incorporation of the Company will be amended and restated in its entirety to read as set forth on Exhibit B, it being agreed that such amended and restated certificate of incorporation shall contain substantially similar provisions as to exculpation and indemnification of the Company’s directors and officers as are set forth in the Company’s certificate of incorporation.

(b) At the Effective Time, the by-laws of the Surviving Corporation shall be amended and restated in their entirety to be the same as the by-laws of Merger Sub in effect immediately prior to the Effective Time, except that (i) the name of the corporation set forth therein shall be changed to the name of the Company and (ii) such amended and restated by-laws shall contain substantially similar provisions as to exculpation and indemnification of the Company’s directors and officers as set forth in the Company’s by-laws.

1.10 No Further Rights. From and after the Effective Time, no Company Shares shall be deemed to be outstanding, and holders of certificates formerly representing Company Shares shall cease to have any rights with respect thereto except as provided herein or by law.

1.11 Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Company Shares shall thereafter be made. If, after the Effective Time, certificates formerly representing Company Shares are presented to the Buyer or the Surviving Corporation, they shall be cancelled and exchanged for the applicable amounts payable in respect of such Company Shares pursuant to Article I, subject to the provisions of Section 1.8, Section 1.12, Section 1.13 and Article VI and subject further to applicable law in the case of Dissenting Shares.

1.12 Exchange of Shares.

(a) Wells Fargo Bank, National Association (the “Payment Agent”) will effect the payment and distribution of the Initial Payout Amount, the Revised Closing Net Working Capital Adjustment (if any) determined to be due to Company Stockholders pursuant to Section 1.13, and the Net Earn-Out Amount (if any) in exchange for certificates (or other documentation, reasonably satisfactory, evidencing ownership of Company Shares) representing the Company Shares (including for the avoidance of doubt, any Company Shares issued pursuant to the Pre- Closing Exchange) issued and outstanding immediately prior to the Effective Time (the “Company Certificates”).

(b) The Buyer shall deliver to the Payment Agent, in trust for the benefit of the Company Stockholders, the following amounts: (i) on the Closing Date, the Initial Payout Amount minus the aggregate Option Payment (as further reduced by the applicable provisions of this Article I), (ii) promptly following the determination of the Final Revised Closing Net Working Capital in accordance with Section 1.13, the Revised Closing Net Working Capital Adjustment (if any) to the extent determined to be payable to Company Stockholders pursuant to

Section 1.13 less the aggregate amount payable to former holders of Company Options based on such holders Pro Rata Portion of such payment and (iii) promptly following the Earn-Out Determination (as defined in Section 1.14(a)), the Net Earn-Out Amount (if any) less the aggregate amount payable to former holders of Company Options based on such holders Pro Rata Portion of such payment. Such funds may be invested as directed by the Buyer, pending payment thereof by the Payment Agent to the Company Stockholders, provided that the Buyer shall be responsible for replacing any losses of funds resulting from such investments. Earnings from such investments will be the sole and exclusive property of the Buyer, and no part of such earnings will accrue to the benefit of the Company Stockholders. Promptly (and no in event more than five (5) business days) following the Effective Time, the Buyer shall cause the Payment Agent to send a notice and a letter of transmittal in the form attached hereto as Exhibit C (the “Letter of Transmittal”) to each holder of a Company Certificate whose address appears in the Company’s stock books advising such holder of the effectiveness of the Merger and the procedure for surrendering to the Payment Agent such Company Certificate (or other applicable documentation) in exchange for the amount payable to such Company Stockholder pursuant to Article I of this Agreement. Notwithstanding the foregoing, if a record holder of Company Certificates, on an aggregate basis together with all Affiliates of such record holder, holds at least 5,000,000 Company Shares (on an as-converted to Common Stock basis) (such record holder, a “Major Stockholder”) and submits to the Payment Agent at least two (2) business days prior to Closing (x) a duly executed Letter of Transmittal (together with all necessary certifications and attachments) and (y) the Company Certificates held by such Major Stockholder, and such Major Stockholder is the record holder of the Company Shares represented by such Company Certificates as of the Closing Date, then such Major Stockholder will be paid on the Closing Date by the Payment Agent (or the day after the Closing Date if the Closing occurs after the time by which the Payment Agent may initiate funding under its standard operating procedures), by wire transfer of same day funds, or if requested by such Major Stockholder, by check, the applicable payments under Section 1.5 with respect to such Company Shares.

(c) The Buyer shall cause the Payment Agent to distribute to the Company Stockholders the consideration that any such Company Stockholder is entitled to receive under this Agreement. Each holder of a Company Certificate, upon proper surrender thereof to the Payment Agent in accordance with the instructions in such notice, shall be entitled to receive in exchange therefor (subject to the provisions of Section 1.8 and this Section 1.12 and the deduction and withholding of all applicable taxes that the Buyer, Merger Sub, the Company or any Subsidiary is required or entitled to deduct or withhold) the cash amount payable pursuant to Section 1.5, Section 1.13 and Section 1.14. Until properly surrendered, each Company Certificate shall be deemed for all purposes to evidence only the right to receive the amounts described in the immediately preceding sentence. Holders of Company Certificates shall not be entitled to receive payment of any amount until such Company Certificates are properly surrendered or other evidence of ownership, reasonably satisfactory to the Buyer, is properly submitted to the Payment Agent.

(d) If any payment is to be made to or in the name of a Person other than the Person in whose name the Company Certificate surrendered in exchange therefor is registered, it shall be a condition to such payment that (i) the Company Certificate so surrendered shall be transferable, and shall be properly assigned, endorsed or accompanied by appropriate stock powers, (ii) such transfer shall otherwise be proper, and (iii) the Person requesting such transfer shall pay to the Payment Agent any transfer or other taxes payable by reason of the foregoing or establish to the satisfaction of the Payment Agent that such taxes have been paid or are not required to be paid. Notwithstanding the foregoing, neither the Payment Agent nor any Party shall be liable to a holder of Company Shares for any amount payable to such holder or pursuant to Article I of this Agreement that is delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e) In the event any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed, the Payment Agent will, in exchange for such lost, stolen or destroyed Company Certificate, pay the amount payable in exchange therefor pursuant to Article I of this Agreement; provided, however, the Buyer may, in its discretion and as a condition precedent to the payment thereof, require the owner of such lost, stolen or destroyed Company Certificate to agree in writing to indemnify the Buyer (or if indemnification would not be reasonably adequate, deliver to the Buyer a bond in such sum as the Buyer may reasonably direct as indemnity) against any claim that may be made against the Buyer with respect to the Company Certificate alleged to have been lost, stolen or destroyed.

(f) Any portion of the Initial Payout Amount made available to the Payment Agent pursuant to Section 1.5 that remains unclaimed by the Person entitled to such amount six (6) months after the Effective Time, any amount made available to the Payment Agent pursuant to Section 1.13 that remains unclaimed by the Person entitled to such amount six (6) months after the date on which the Final Revised Closing Net Working Capital is determined and any amount made available to the Payment Agent pursuant to Section 1.14 that remains unclaimed by the Person entitled to such amount six (6) months after the date on which the Final Earn-Out Amount is determined, shall be returned to the Buyer and any Person who has not completed the exchange procedures set forth in this Section 1.12 shall thereafter look only to the Buyer for delivery of the portion of the consideration that such Person is entitled to received pursuant to this Agreement, without any interest thereon.

1.13 Working Capital Adjustments. The Initial Payout Amount shall be subject to adjustment pursuant to this Section 1.13 as follows.

(a) Definitions.

(i) “Closing Net Working Capital” means the current assets minus the current liabilities of the Company and the Subsidiaries on a consolidated basis as of the close of business on the Closing Date, in each case calculated in accordance with GAAP applied on a basis consistent with the application of GAAP by the Buyer; provided, however, that, notwithstanding anything to the contrary set forth herein, (i) “current assets” shall be deemed to include the Aggregate Option Consideration; and (ii) “current liabilities” shall be deemed to exclude the Transaction Expenses, the aggregate Option Payment, the D&O Tail Insurance Premium Amount and any severance and change-in-control payments that are paid or payable in connection with the consummation of the transactions contemplated by this Agreement.

(ii) “Required Minimum Closing Net Working Capital” means seven million five hundred thousand dollars ($7,500,000).

(b) Initial Closing Net Working Capital Adjustment. At least three (3) business days before the Closing, the Company shall deliver to the Buyer (i) an itemized statement setting forth the Company’s best estimate of the amount of Closing Net Working Capital, including each component thereof (the “Estimated Closing Net Working Capital” and the statement reporting such amount the “Estimated Closing Net Working Capital Statement”), and (ii) a certificate of the chief executive officer and chief financial officer of the Company certifying that the Estimated Closing Net Working Capital Statement was prepared reasonably and in good faith and represents the Estimated Closing Net Working Capital (the “Estimated Closing Net Working Capital Certificate”). The Buyer and the Company shall work together in good faith, prior to the Closing, to resolve any disagreements over the Estimated Closing Net Working Capital, and the Estimated Closing Net Working Capital shall for all purposes in this Agreement be equal to the amount initially proposed by the Company and any revisions thereto that are mutually agreed upon by the Buyer and the Company prior to the Closing. The “Initial Closing Net Working Capital Adjustment” shall be determined immediately prior to Closing as follows: (A) if the Estimated Closing Net Working Capital is less than the Required Minimum Closing Net Working Capital then the difference shall be referred to herein as the “Initial Closing Net Working Capital Shortfall” and the Initial Payout Amount shall be reduced by the amount of such shortfall (it being understood and agreed that Closing Net Working Capital may be less than zero and that the downward adjustment to the Initial Payout Amount may in such circumstances exceed seven million five hundred thousand dollars ($7,500,000)) and (B) if the Estimated Closing Net Working Capital is greater than the Required Minimum Closing Net Working Capital then the difference shall be referred to herein as the “Initial Closing Net Working Capital Excess” and the Initial Payout Amount shall be increased by the amount of such excess.

(c) Revised Closing Net Working Capital Adjustment.

(i) On or before 5:00 p.m. Eastern Time on the thirtieth (30th) calendar day after the Effective Time, the Buyer shall deliver to the Company Stockholder Representative (i) an itemized statement setting forth the Buyer’s calculation of the amount of Closing Net Working Capital, including each component thereof (such amount, the “Revised Closing Net Working Capital” and the statement reporting such amount the “Revised Closing Net Working Capital Statement”) and (ii) a certificate of an appropriate, authorized executive officer of the Buyer certifying that the Revised Closing Net Working Capital Statement was prepared by Buyer reasonably and in good faith and represents the Revised Closing Net Working Capital.

(ii) If the Company Stockholder Representative does not dispute the Revised Closing Net Working Capital and does not deliver the statement described in Section 1.13(c)(iii) within the 30-day period described therein, then the Revised Closing Net Working Capital shall be deemed to be the “Final Revised Closing Net Working Capital”, the Revised Closing Net Working Capital Statement shall be deemed to be the “Final Revised Closing Net Working Capital Statement” and the “Revised Closing Net Working Capital Adjustment” shall be equal to the difference between the Final Revised Closing Net Working Capital and the

Estimated Closing Net Working Capital. The Company Stockholder Representative will have reasonable access (including electronic access, to the extent available), during normal business hours, to the applicable books, records, properties and personnel of the Buyer, the Company and the Surviving Corporation for purposes of (1) verifying the information in the Revised Closing Net Working Capital Statement and the Revised Closing Net Working Capital and (2) preparing the statement described in Section 1.13(c)(iii) below.

(iii) If the Company Stockholder Representative in good faith disputes the Revised Closing Net Working Capital as shown on the Revised Closing Net Working Capital Statement, then the Company Stockholder Representative shall deliver to the Buyer within thirty (30) days after receipt of the Revised Closing Net Working Capital Statement a statement setting forth the Company Stockholder Representative’s calculation of the Revised Closing Net Working Capital and describing in reasonable detail the basis for the determination of such different Closing Net Working Capital. The Buyer and the Company Stockholder Representative shall use good faith and commercially reasonable efforts to resolve such differences regarding the determination of the Revised Closing Net Working Capital for a period of thirty (30) days after the Buyer’s receipt of the dispute notice from the Company Stockholder Representative. Delivery by the Company Stockholder Representative of a dispute notice shall constitute final and binding acceptance by the Company Stockholder Representative of all portions of the Revised Closing Net Working Capital Statement other than those specifically identified in the dispute notice as being subject to a good faith dispute.

(A) If the Buyer and the Company Stockholder Representative resolve such differences during such time, then the Revised Closing Net Working Capital they agree to shall be deemed to be the Final Revised Closing Net Working Capital, the Revised Closing Net Working Capital Statement they agree to shall be deemed to be the Final Revised Closing Net Working Capital Statement and the Revised Closing Net Working Capital Adjustment shall be equal to the difference between the Final Revised Closing Net Working Capital and the Estimated Closing Net Working Capital.

(B) If the Buyer and the Company Stockholder Representative do not reach a final resolution on the Revised Closing Net Working Capital within thirty (30) days after the Buyer’s receipt of dispute notice given by the Company Stockholder Representative, unless the Buyer and the Company Stockholder Representative mutually agree to continue their efforts to resolve such differences, then either the Buyer or the Company Stockholder Representative shall be entitled to engage Huron Consulting Group Inc. or another auditing firm mutually agreeable to the Buyer and the Company Stockholder Representative (the “Auditing Firm”) to determine the Revised Closing Net Working Capital. The Auditing Firm shall be instructed to resolve the items as to which disagreement between the Buyer and the Company Stockholder Representative then exists (and only such items) and to calculate the resulting Revised Closing Net Working Capital within twenty (20) business days after submission. Absent manifest error, the Auditing Firm’s determination of the Revised Closing Net Working Capital shall be deemed to be the Final Revised Closing Net Working Capital, the Revised Closing Net Working Capital Statement it prepares shall be deemed to be the Final Revised Closing Net Working Capital Statement and the Revised Closing Net Working Capital Adjustment shall be equal to the difference between the Final Revised Closing Net Working Capital and the Estimated Closing Net Working Capital. The fees and expenses of the Auditing

Firm shall be borne by the non-prevailing party; provided that if the Company Stockholder Representative is the non-prevailing party, then the Company Stockholder Representative shall satisfy the payment of all such fees and expenses solely from the Company Stockholder Representative Fund, and the Company Stockholder Representative shall not be individually liable with respect to all such amounts.

(C) The Parties agree that the procedure set forth in this Section 1.13 for resolving disputes with respect to the Working Capital shall be the sole and exclusive method for resolving any such disputes, provided that this provision shall not prohibit any Party from instituting litigation to enforce the ruling of the Auditing Firm.

(iv) If the Revised Closing Net Working Capital Adjustment is less than zero (the “Working Capital Escrow Deficit”), then the Buyer shall be entitled to receive payment of the Working Capital Escrow Deficit solely from the Working Capital Escrow Fund pursuant to Section 1.8(b); provided, however, that if the then-available Working Capital Escrow Fund is insufficient to satisfy in full the Working Capital Escrow Deficit, then the Buyer shall be reimbursed for any such shortfall from the Available Escrow Fund. If the Revised Closing Net Working Capital Adjustment is greater than zero, then the Buyer shall promptly pay (and in no event later than three (3) business days after the date of determination of the Final Revised Closing Net Working Capital) (i) to the Payment Agent, for distribution to the Company Stockholders, the amount of the Revised Closing Net Working Capital Adjustment less the aggregate amount payable to former holders of Company Options based on such holders’ Pro Rata Portion of such payment, and the Buyer shall instruct the Payment Agent to release such amount to the Company Stockholders within three (3) business days thereafter, and (ii) the Company shall, in accordance with its standard payroll practices, pay to each former holder of Company Options that is entitled to a payment under Section 1.7(a) such holder’s Pro Rata Portion of such amount (and Buyer shall make such payments, or cause such payments to be made, to such holders in connection with the first payroll payment after the receipt of such amount).

1.14 Earn-Out. The Company Stockholders and the former holders of Company Options shall be entitled to receive their applicable portion of the Net Earn-Out Amount (if any).

(a) Certain Definitions.

(i) “Applicable Revenue” means the sum of (A) in the case of Company Components sold separately (and not as part of a Combined Buyer Product), the Net Revenue from the sale of such Company Components during the Earn-Out Period, (B) in the case of Company Components included in their entirety as part of a Combined Buyer Product and with respect to which the Buyer and its subsidiaries recognized revenue during the Earn-Out Period, the list price for each such Company Component as of the Closing Date, (C) in the case of Company Components where a portion of such Company Component is included as part of a Combined Buyer Product with respect to which the Buyer and its subsidiaries recognized revenue during the Earn-Out Period, an amount for each such portion of a Company Component that is equal to the product of (1) such recognized revenue multiplied by (2) a fraction, the numerator of which is the list price of the Company Component from which such portion was derived or otherwise a part of, and the denominator of which is the total list price of the

Combined Buyer Product, (D) subject to the third sentence of Section 1.14(g), in any case where a bona fide “design win socket” has been awarded to the Company before the Closing Date (a list of which is set forth in Section 1.14(a)(i)(1) of the Disclosure Schedule, which may be updated prior to the Effective Time upon the mutual agreement of the Buyer and the Company, such agreement not to be unreasonably withheld, delayed or conditioned), if a component of the Buyer or its subsidiaries replaces the Company Component to be sold in such “design win socket” (other than at the bona fide unsolicited request of a customer) and the Buyer and its subsidiaries recognize revenue during the Earn-Out Period with respect to the sale of such component of the Buyer or its subsidiaries, then the Net Revenue from the sale of such component of the Buyer or its subsidiaries shall be credited to Applicable Revenue and (E) subject to the third sentence of Section 1.14(g), in any case where a bona fide “design win socket” has been awarded to the Company before the Closing Date (a list of which is set forth in Section 1.14(a)(i)(2) of the Disclosure Schedule, which may be updated prior to the Effective Time upon the mutual agreement of the Buyer and the Company, such agreement not to be unreasonably withheld, delayed or conditioned) and the Company or the Surviving Corporation has (either before or after the Closing Date) bona fide built and delivered to a third party at least 5,000 components for such “design win socket”, then if a component of the Buyer or its subsidiaries replaces such Company Component to be sold in such “design win socket” (other than at the bona fide unsolicited request of a customer) and the Buyer and its subsidiaries recognize revenue during the Earn-Out Period with respect to the sale of such component of the Buyer or its subsidiaries, then the Net Revenue from the sale of such component of the Buyer or its subsidiaries shall be credited to Applicable Revenue. For purposes of the definition of Applicable Revenue, the list price for any Company Component shall mean the effective price to the customer (after giving effect to any customer discounts, customer rebates and other similar deductions made to such customer).

(ii) “Combined Buyer Product” means any product manufactured by the Buyer either currently or in the future which incorporate Company Components in whole or in part.

(iii) “Company Components” means (A) all components sold by the Company or any of its Subsidiaries on or prior to the date hereof and listed on Section 1.14(a)(iii)(A) of the Disclosure Schedule (which schedule may be updated prior to the Effective Time upon the mutual agreement of the Buyer and the Company, such agreement not to be unreasonably withheld, delayed or conditioned), (B) all components currently under development by the Company or any Subsidiary and listed on Section 1.14(a)(iii)(B) of the Disclosure Schedule (which schedule may be updated prior to the Effective Time upon the mutual agreement of the Buyer and the Company, such agreement not to be unreasonably withheld, delayed or conditioned) and (C) any components described in clauses (A) or (B) hereof that are modified or re-branded by the Buyer, the Surviving Corporation or any Affiliate of any of the foregoing during the Earn-Out Period.

(iv) “Earn-Out Period” means the twelve month period following the Closing Date.

(v) “Earn-Out Amount” means the lesser of (A) the product obtained by multiplying (x) 0.95 times (y) Applicable Revenue in excess of $100,000,000 or (B) $65,000,000.

(vi) “Net Revenue” means, with respect to any sale of a component by the Buyer or any of its subsidiaries, the gross revenue recognized by the Buyer (based on the Buyer’s revenue recognition policies in accordance with GAAP as applied by the Buyer) during the Earn-Out Period for that component sold to third parties in bona fide, arm’s length transactions, less the following deductions, in each case to the extent included in the gross invoiced sales of such component:

(A) trade, cash, promotional and quantity discounts;

(B) tariffs, duties, excises and taxes on sales (including sales or use taxes or value added taxes) (but excluding national, state or local taxes based on income);

(C) freight, insurance, packing costs, postage and other transportation charges;

(D) invoiced amounts that are written off as uncollectible in accordance with Buyer’s accounting policies, consistently applied, provided that if such amounts are subsequently collected, such amounts shall again be included in Applicable Revenue; and

(E) amounts repaid or credits taken by reason of defects, returns, damaged goods and allowances of goods, recalls or refunds or because of retroactive price reductions or billing errors.

(b) Interim Reports. Within 45 days after the end of the first three 90 day periods of the Earn-Out Period (each, a “Quarterly Earn-Out Period”), the Buyer shall furnish to the Company Stockholder Representative (i) a statement (a “Quarterly Earn-Out Statement”) setting forth the Buyer’s good faith determination of the applicable Earn-Out Amount, if any, for the immediately preceding Quarterly Earn-Out Period as well as a summary setting forth the material information underlying the calculation thereof (each, a “Quarterly Earn-Out Determination”) and (ii) certificate of an appropriate, authorized executive officer of the Buyer certifying that such Quarterly Earn-Out Determination was prepared reasonably and in good faith. After the delivery of a Quarterly Earn-Out Statement, the Company Stockholder Representative and its representatives shall be permitted reasonable access (including electronic access, to the extent available), during normal business hours, to books and records and working papers of the Buyer, the Surviving Corporation and their respective direct and indirect subsidiaries that are substantially relevant to the Buyer’s preparation of such Quarterly Earn-Out Statement and the data directly supporting such Quarterly Earn-Out Determination and reasonable access to the individuals that participated in the preparation of such Quarterly Earn-Out Statement and the calculation of such Quarterly Earn-Out Determination; provided, that such access shall be for the sole purpose of reviewing the accuracy of such Quarterly Earn-Out Statement and provided further, that all such books and records, working papers and other information so disclosed shall be kept confidential in accordance with the provisions of Section 1.15(h).

(c) Earn-Out Statement. Within twenty (20) business days after the expiration of the Earn-Out Period, the Buyer shall furnish to the Company Stockholder Representative (i) a statement (the “Earn-Out Statement”) setting forth the Buyer’s good faith determination of the applicable Earn-Out Amount, if any, for the Earn-Out Period as well as a summary setting forth the material information underlying the calculation thereof (the “Earn-Out Determination”) and (ii) certificate of an appropriate, authorized executive officer of the Buyer certifying that the Earn-Out Determination was prepared reasonably and in good faith. Unless within the thirty (30) business-day period following the Company Stockholder Representative’s receipt of the Earn-Out Statement, the Company Stockholder Representative delivers written notice to the Buyer (the “Earn-Out Dispute Notice”) setting forth in reasonable detail any and all items of disagreement related to the Earn-Out Statement (each, an “Item of Dispute”), then the Earn-Out Statement shall be conclusive and binding upon the Company Stockholder Representative, the Company Stockholders and the former holders of Company Options and the Earn-Out Determination shall be the final Earn-Out Amount (the “Final Earn-Out Amount”). After the delivery of the Earn-Out Statement, the Company Stockholder Representative and its representatives shall be permitted reasonable access (including electronic access, to the extent available), during normal business hours, to books and records and working papers of the Buyer, the Surviving Corporation and their respective direct and indirect subsidiaries that are substantially relevant to the Buyer’s preparation of the Earn-Out Statement and the data directly supporting the Earn-Out Determination and reasonable access to the individuals that participated in the preparation of the Earn-Out Statement and the calculation of the Earn-Out Determination; provided, that such access shall be for the sole purpose of reviewing the accuracy of the Earn- Out Statement and provided further, that all such books and records, working papers and other information so disclosed shall be kept confidential in accordance with the provisions of Section 1.15(h).

(d) Dispute Resolution. If the Company Stockholder Representative delivers an Earn-Out Dispute Notice to the Buyer within such thirty (30) business day period, the Buyer and the Company Stockholder Representative shall use commercially reasonable efforts to resolve their differences concerning the Items of Dispute, and if any Item of Dispute is so resolved, the Earn-Out Statement shall be modified as necessary to reflect such resolution. If all Items of Dispute are so resolved, the Earn-Out Statement (as so modified) shall be conclusive and binding upon the Buyer, the Company Stockholder Representative and all Company Stockholders and the Earn-Out Determination as so modified shall be the Final Earn-Out Amount. If any Item of Dispute remains unresolved for a period of twenty (20) business days after the Buyer’s receipt of the Earn-Out Dispute Notice with respect to the Earn-Out Statement, the Buyer and the Company Stockholder Representative shall submit the dispute to the Auditing Firm. The Buyer and the Company Stockholder Representative shall request that the Auditing Firm render a determination as to each unresolved Item of Dispute within twenty (20) business days after its retention, and the Company Stockholder Representative and the Buyer shall cooperate fully with the Auditing Firm so as to enable it to make such determination as quickly and as accurately as practicable. The Auditing Firm’s determination as to each Item of Dispute submitted to it shall be in writing and shall be conclusive and binding upon all of the Parties, and the Earn-Out Statement shall be modified to the extent necessary to reflect such determination. The Earn-Out Statement (as so modified) shall be conclusive and binding upon all of the Parties and the Earn-Out Determination as so modified shall be the Final Earn-Out Amount. The fees and expenses of the Auditing Firm shall be borne by the non-prevailing party; provided that if the Company Stockholder Representative is the non-prevailing party, then the Company Stockholder Representative shall satisfy the payment of all such fees and expenses solely from the Company Stockholder Representative Fund, and the Company Stockholder Representative shall not be individually liable with respect to all such amounts.

(e) Payment of Final Earn-Out Amount. The Buyer shall deliver the Earn-Out Amount, as so reduced by the amount of the Contingent Banking Fees (the Earn-Out Amount so reduced, the “Net Earn-Out Amount”) (and after giving to such reduction, less the aggregate amount payable to former holders of Company Options based on such holders Pro Rata Portion of such payment) to the Payment Agent for distribution to the Company Stockholders within five (5) business days after the final determination thereof, and the Buyer shall instruct the Payment Agent to pay to each Company Stockholder his, her or its Pro Rata Portion of the Net Earn-Out Amount within two (2) business days thereafter. In addition to the foregoing payment, the Buyer or the Surviving Corporation shall, in accordance with its standard payroll practices, pay to each former holder of Company Options such holder’s Pro Rata Portion of the Net Earn-Out Amount (and the Buyer shall make such payments to such holders in connection with the first payroll payment after the receipt of such amount).

(f) No Assignment of Earn-Out Rights. No interest in the Net Earn-Out Amount or any portion thereof, no right to participate, in whole or in part, in the Net Earn-Out Amount pursuant to Section 1.14, and no right to receive any distribution of cash in connection therewith pursuant to Section 1.14 may be assigned or transferred to any Person (whether by operation of law, or in connection with any sale, assignment or other transfer of any Common Shares, shares of Series A-1 Preferred Stock or otherwise), and any attempt to do so will be void. The Net Earn-Out Amount and the provisions of Section 1.14 relating to the Net Earn-Out Amount are intended solely for the benefit of the Company Stockholders and the holders of Company Options, and the right (if any) to receive distributions in connection with the Net Earn- Out Amount shall be personal to those Persons; provided, however, that any and all rights under this Section 1.14 of any Company Stockholder or holder of a Company Option that is an (i) individual shall be freely assignable and transferrable (by operation of law or otherwise) in the case of the death or any such individual to such individual’s estate, spouse, children, ancestors and/or any descendants of any ancestors and (ii) entity shall be freely assignable and transferrable to such entity’s successors, any transferee of all or substantially all of such entity’s assets, or with the prior written consent of Buyer (not to be unreasonably withheld).

(g) Diligence. During the Earn-Out Period, the Buyer and its Affiliates, including without limitation, the Surviving Corporation, shall not, in bad faith, take any action (or fail to take any action) with the intent or effect of preventing the Company Stockholders and former holder of Company Options the opportunity to achieve the maximum Earn-Out Amount. Subject to the foregoing, the Buyer shall have absolute discretion to operate its business in its sole best interest, without regard to how its action (or inactions) would affect the Company Stockholders’ opportunity to achieve the Earn-Out Amount (or any portion thereof). Without limiting the generality of the foregoing, for “socket refreshes” listed on Section 1.14(g) of the Disclosure Schedule (as updated prior to the Effective Time upon the mutual agreement of the Buyer and the Company, such agreement not to be unreasonably withheld, delayed or conditioned) the Buyer shall devote such sales, technical, marketing, operating, development, engineering, administrative and financial resources as the Buyer believes, in the Buyer’s sole discretion, is appropriate for the development, support and promotion of the Company Components for such “socket refreshes.” In the event that the Company or any Subsidiary fails to develop a part meeting the written performance and reliability specifications as reasonably requested by a customer for a “socket refresh” or if a customer makes a bona fide unsolicited request to use a component of Buyer or its subsidiaries for such “socket refresh”, for any reason, then Buyer shall have the option to utilize its own component to meet this customer need and, for the avoidance of doubt, any related revenue resulting from any sale of a component of Buyer or its subsidiaries under the circumstances described in this sentence shall not count toward Applicable Revenue.

(h) No Interest. No interest shall accrue or be paid on any portion of the Net Earn-Out Amount or any payment or distribution pursuant to Section 1.14 relating to the Net Earn-Out Amount.

1.15 Company Stockholder Representative. To facilitate the administration of the transactions contemplated by this Agreement, including the resolution of any disputes relating to, the Earn-Out Amount (if any), the Revised Closing Net Working Capital Adjustment (if any), and claims for indemnification pursuant to Article VI, and any other actions required or permitted to be taken by the Company Stockholder Representative under this Agreement, the Buyer and the Company, by their execution and delivery of this Agreement, and the stockholders of the Company and Persons otherwise having the right to direct the voting of the Company’s stock pursuant to the Common Voting Trust Agreement or the Class A-1 Voting Trust Agreement, and the adoption of this Agreement by stockholders constituting the Requisite Stockholder Consent, hereby (x) designate the Company Stockholder Representative as the representative, attorney-in-fact and agent of each Company Stockholder and (y) authorize the Company Stockholder Representative to give and receive all notices required to be given under this Agreement, and to take any and all additional action as is necessary, convenient, appropriate or contemplated to be taken by or on their behalf or by the Company Stockholder Representative in connection with the Company Stockholder Representative’s rights, duties and obligations pursuant to this Agreement and/or the Escrow Agreement.

(a) In the event that the Company Stockholder Representative becomes unwilling or unable to perform his, her or its responsibilities hereunder or resigns from such position, the Company Stockholders (acting by written consent by a majority in interest of the Company Stockholders, voting together as a single class) shall select another representative to fill the vacancy of the Company Stockholder Representative named in this Agreement, and such substituted representative shall succeed the former Company Stockholder Representative and be deemed to be the Company Stockholder Representative for all purposes of this Agreement and the Escrow Agreement and the documents delivered pursuant hereto and thereto.

(b) All decisions and actions by the Company Stockholder Representative in connection with the transactions contemplated by this Agreement, including (i) the determination and calculation of, and resolution of any disputes relating to, the Earn-Out Amount (if any) or the Revised Closing Net Working Capital Adjustment (if any), (ii) the resolution and disposition of any claims for indemnification pursuant to Article VI, and (iii) any other actions required or permitted to be taken by the Company Stockholder Representative under this Agreement, shall be binding upon each Company Stockholder, and no Company Stockholder shall have the right to object, dissent, protest or otherwise contest the same or to revoke the agency of the Company Stockholder Representative.

(c) Any decision, act, consent, waiver or instruction of the Company Stockholder Representative in connection with this Agreement shall constitute a decision of all the Company Stockholders and shall be final, binding and conclusive upon each Company Stockholder, and the Buyer shall be entitled to rely conclusively on the decisions, acts, consents, waivers and instructions of the Company Stockholder Representative as to any determination relating to the transactions contemplated by this Agreement as being the decision, act, consent, waiver or instruction of every Company Stockholder, including without limitation (i) the determination and calculation of, and resolution of any disputes relating to, the Earn-Out Amount (if any) or the Revised Closing Net Working Capital Adjustment (if any), (ii) the resolution and disposition of any claims for indemnification pursuant to Article VI, and (iii) any other actions required or permitted to be taken by the Company Stockholder Representative under this Agreement; no Person shall have any cause of action against the Buyer, the Surviving Corporation, or any of their respective directors, officers, employees, agents or affiliates for any action taken by the Buyer in reliance upon any decision, act, consent, waiver or instruction of the Company Stockholder Representative; and the Buyer is hereby relieved from any liability to any Person for any acts done by it in accordance with such decision, act, consent, waiver or instruction of the Company Stockholder Representative.

(d) All actions, omissions, decisions, consents, waivers and instructions of the Company Stockholder Representative shall be conclusive and binding upon Company Stockholders and neither the Buyer nor any Company Stockholder shall have any cause of action against the Company Stockholder Representative for any action taken, decision made or consent, waiver or instruction given by the Company Stockholder Representative under this Agreement, except for fraud or willful misconduct by the Company Stockholder Representative.

(e) The provisions of this Section 1.15 are independent and severable, are irrevocable and coupled with an interest, and shall be enforceable notwithstanding any rights or remedies that the Buyer or any Company Stockholder may have in connection with the transactions contemplated by this Agreement.

(f) The Company Stockholder Representative shall be entitled to seek reimbursement from the Company Stockholder Representative Escrow Fund for any reasonable expenses incurred without gross negligence or bad faith on the part of the Company Stockholder Representative and arising out of or in connection with the acceptance or administration of the Company Stockholder Representative’s duties hereunder (“Representative Reimbursable Expenses”). Without limiting the foregoing, the Company Stockholder Representative shall have the right to engage legal counsel and other professional advisers to assist it in the administration of the Company Stockholder Representative’s duties hereunder, and any and all reasonable fees and expenses of such counsel and advisers shall be deemed Representative Reimbursable Expenses.

(g) The Company Stockholder Representative shall be indemnified by the Company Stockholders for, and shall be held harmless against, any loss, liability or expense incurred by the Company Stockholder Representative or any of its Affiliates and any of their respective partners, directors, officers, employees, agents, stockholders, consultants, attorneys, accountants, advisors, brokers, representatives or controlling persons, in each case relating to the Company Stockholder Representative’s conduct as the Company Stockholder Representative, other than losses, liabilities or expenses resulting from the Company Stockholder Representative’s gross negligence or willful misconduct in connection with its performance under this Agreement and the Escrow Agreement. This indemnification shall survive the termination of this Agreement. The costs of such indemnification (including the costs and expenses of enforcing this right of indemnification) may be paid from the Company Stockholder Representative Fund (and in no event shall such costs be paid from either the Escrow Fund or the Working Capital Escrow Fund prior to the time such amounts are otherwise distributable to the Company Stockholders). In the event it is finally adjudicated that a loss, liability or expense or any portion thereof was primarily caused by the gross negligence or willful misconduct of the Company Stockholder Representative, the Company Stockholder Representative will reimburse the Company Stockholders the amount of such indemnified loss, liability or expense attributable to such gross negligence or willful misconduct. With the prior written consent of Prism Venture Partners IV, L.P., any such losses, liabilities or expenses may be recovered by the Company Stockholder Representative from (i) the funds in the Company Stockholder Representative Fund, (ii) the amounts in the Escrow Funds otherwise distributable to the Company Stockholders pursuant to the terms hereof and the Escrow Agreement at the time of distribution, and (iii) from any Net Earn-Out Amounts actually payable to the Company Stockholders pursuant to written instructions delivered by the Company Stockholder Representative to the Buyer; provided that while this section allows the Company Stockholder Representative to be paid from the Company Stockholder Representative Escrow Fund, the Escrow Fund and the Earn-Out Amounts, this does not relieve the Company Stockholders from their obligation to promptly pay such Representative Reimbursable Expenses as such Representative Reimbursable Expenses are suffered or incurred, nor does it prevent the Company Stockholder Representative from seeking any remedies available to it at law or otherwise. The Company Stockholder Representative may, in all questions arising under this Agreement and the Escrow Agreement, rely on the advice of counsel and for anything done, omitted or suffered in good faith by the Company Stockholder Representative in accordance with such advice, the Company Stockholder Representative shall not be liable to the Company Stockholders or the Escrow Agent or any other Person

(h) The Buyer shall, and cause the Surviving Corporation and their respective direct and indirect subsidiaries to, provide the Company Stockholder Representative with reasonable access (including electronic access, to the extent available) to information and documents concerning any disputes relating to the Earn-Out Amount (if any), the Revised Closing Net Working Capital Adjustment (if any) and claims for indemnification pursuant to Article VI and which is in the possession, custody or control of the Buyer or the Surviving Corporation or any of their respective direct or indirect subsidiaries and the reasonable assistance of the officers and employees of the Buyer, the Surviving Corporation or any of their respective direct or indirect subsidiaries for purposes of performing the Company Stockholder Representative’s duties under this Agreement or the Escrow Agreement and exercising the Company Stockholder Representative’s rights under this Agreement and the Escrow Agreement; provided that the Company Stockholder Representative shall treat confidentially and not, except in connection with enforcing its rights and otherwise performing its responsibilities under this Agreement and the Escrow Agreement, disclose any nonpublic information from or concerning any of the foregoing to anyone, except that (i) the Company Stockholder Representative may disclose to its employees, independent contractors, legal counsel, accountants, representatives, agents and other advisors and skilled Persons (for the same limited purposes as to which the Company Stockholder Representative may use such information set forth in this Section 1.15(h)) any information disclosed to such Company Stockholder Representative pursuant to this Section 1.15(h), provided that all such Persons agree to treat such information confidentially, (ii) the

Company Stockholder Representative (or such other Person to whom information is disclosed pursuant to clause (i) above) may disclose in any proceeding relating to a claim for indemnification under Article VI or a dispute relating to Section 1.13 or Section 1.14 (or, in either case, discussions in preparation therefor) any information disclosed to the Company Stockholder Representative pursuant to this Section 1.15(h), provided that the Company Stockholder Representative shall use commercially reasonable efforts to obtain, if available, an appropriate protective order or other reliable assurance that confidential treatment will be accorded such information, and (iii) the Company Stockholder Representative may disclose to the Company Stockholders any information disclosed to the Company Stockholder Representative pursuant to this Section 1.15(h), provided that such Company Stockholders agree to treat such information confidentially.

1.16 Withholding Rights. Notwithstanding anything to the contrary, each of the Buyer, the Surviving Corporation, the Escrow Agent and any Payment Agent designated by the foregoing will be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement to any Person, such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code or any other legal requirement; provided, however, that in the event that the Buyer determines that such withholding is required in respect of the payments to be made to Company Stockholders, the Buyer shall notify the Company (if prior to the Closing), the Escrow Agent, the Payment Agent and the Company Stockholder Representative, in writing of the amount that it intends to withhold and the legal basis for the requirement of such withholding, (a) with respect to the Initial Payout Amount at least five (5) days prior to the Closing Date, (b) with respect to the Revised Closing Net Working Capital Adjustment, at least two (2) days prior to the date of the payment of such amount and (c) with respect to the Net Earn-Out Amount, at least two (2) days prior to the date of payment of such amount. To the extent that amounts are so deducted or withheld by the Buyer, the Surviving Corporation, the Escrow Agent or Payment Agent, such deducted or withheld amounts will be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction or withholding was made. The Buyer shall, and shall cause the Payment Agent to, provide all Forms W-9, W-8 and similar tax documentation in its possession to the Escrow Agent and/or the Company Stockholder Representative upon request of the Company Stockholder Representative.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Buyer, except as set forth in the Disclosure Schedule, as follows:

2.1 Organization, Qualification and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company is duly qualified to conduct business and is in good standing under the Laws of each jurisdiction listed in Section 2.1 of the Disclosure Schedule, which jurisdictions constitute the only jurisdictions in which the nature of the Company’s businesses or the ownership or leasing of its properties requires such qualification, except for such failures to be so qualified or in good standing that have not, since the execution and delivery of this Agreement, had, and would not reasonably be expected to result in, a Company Material Adverse Effect. The

Company has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company has furnished or made available to the Buyer complete and accurate copies of its certificate of incorporation and by-laws. The Company is not in default under or in violation of the provisions of its certificate of incorporation or by-laws.

2.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 108,000,000 Common Shares, of which (A) 104,999,999 shares have been designated as Standard Common Stock, of which, as of the date of this Agreement, 59,646,097 shares are issued and outstanding, (B) one (1) share has been designated as Special Common Voting Stock, of which, as of the date of this Agreement, one (1) share is issued and outstanding and (C) no Common Shares were held in the treasury of the Company, (ii) 19,353,592 Preferred Shares, of which (A) 19,353,591 shares have been designated as Series A-1 Preferred Stock, of which, as of the date of this Agreement, 19,353,591 shares are issued and outstanding and (B) one (1) share has been designated Special A-1 Voting Stock, of which, as of the date of this Agreement, one (1) share is issued and outstanding.

(b) Section 2.2(b) of the Disclosure Schedule sets forth a complete and accurate list, as of the date of the Agreement, of the registered holders of capital stock of the Company, showing the number of shares of capital stock, and the class or series of such shares, held by each registered holder and (for shares other than Common Shares) the number of Common Shares (if any) into which such shares are convertible. Section 2.2(b) of the Disclosure Schedule also indicates all outstanding Common Shares that constitute restricted stock or that are otherwise subject to a repurchase or redemption right, indicating the name of the applicable registered holder, the vesting schedule (including any acceleration provisions with respect thereto), and the repurchase price payable by the Company. All of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. All of the issued and outstanding shares of capital stock of the Company have been offered, issued and sold by the Company in compliance with applicable Laws.

(c) Section 2.2(c) of the Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement of: (i) all Company Stock Plans, indicating for each Company Stock Plan the number of Common Shares issued to date under such Company Stock Plan, the number of Common Shares subject to outstanding Company Options under such Company Stock Plan and the number of Common Shares reserved for future issuance under such Company Stock Plan and (ii) all holders of outstanding Company Options, indicating with respect to each Company Option, the Company Stock Plan under which it was granted, the number of Common Shares subject to such Company Option, the exercise price, the date of grant, and the vesting schedule (including any acceleration provisions with respect thereto). The Company has provided or made available to the Buyer complete and accurate copies of all Company Stock Plans, forms of all stock option agreements evidencing Company Options. All of the shares of capital stock of the Company subject to Company Options will be, upon issuance pursuant to the exercise of such instruments and in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. As of immediately prior to the Effective Time and after giving effect to Section 1.7, there will be no outstanding Company Options.

(d) Except as set forth in this Section 2.2 or in Section 2.2 of the Disclosure Schedule, (i) no Person has any subscription, right, warrant, option, convertible security or other such right (contingent or otherwise) to purchase or acquire any shares of capital stock of the Company from the Company, or to the knowledge of the Company, from any stockholders of the Company (ii) the Company has no obligation (contingent or otherwise) to issue any subscription, right, warrant, option, convertible security or other such right, or to issue or distribute to holders of any shares of its capital stock any evidences of indebtedness or assets of the Company, (iii) the Company has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or to make any other distribution in respect thereof, and (iv) there are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Company.

(e) Except as set forth in Section 2.2(e) of the Disclosure Schedule, there is no agreement, written or oral, between the Company and any holder of its securities, or, to the best of the Company’s knowledge, among any holders of its securities, relating to the sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights), registration under the Securities Act, or voting, of the capital stock of the Company.

(f) To the Company’s knowledge, there is no claim against the Company by any Person that seeks to assert: (i) ownership or rights to ownership of any shares of Company stock; (ii) any rights of a stockholder, including any option, preemptive rights or rights to notice or to vote; (iii) any rights under the certificate of incorporation or by-laws of the Company, as amended to date; or (iv) any claim that his, her or its shares have been wrongfully repurchased by the Company.

2.3 Authorization of Transaction. Subject to obtaining the Requisite Stockholder Approval, the Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Company of this Agreement and, subject to obtaining the Requisite Stockholder Approval, which is the only approval required from the Company Stockholders with respect to the transactions contemplated hereby, the execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have each been duly and validly authorized by all necessary corporate action on the part of the Company. Without limiting the generality of the foregoing, the Board of Directors of the Company, at a meeting duly called and held, by the unanimous vote of all directors (i) determined that the Merger is advisable to the Company and its stockholders, (ii) adopted this Agreement in accordance with the provisions of the Delaware General Corporation Law, and (iii) directed that this Agreement and the Merger be submitted to the stockholders of the Company for their adoption and approval and resolved to recommend that the stockholders of the Company vote in favor of the adoption of this Agreement and the approval of the Merger. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (x) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to (y) general equity principles, regardless of whether such enforceability is considered in a proceeding at Law or in equity ((x) and (y) of this Section 2.3, collectively, the “Bankruptcy and Equity Exception”).

2.4 Noncontravention. Except as set forth on Section 2.4 of the Disclosure Schedule, subject to compliance with the applicable requirements of the Hart-Scott-Rodino Act, the filing of the Certificate of Merger as required by the Delaware General Corporation Law and obtaining the Requisite Stockholder Approval, none of the execution and delivery by the Company of this Agreement, the performance by the Company of any of its obligations hereunder or the consummation by the Company of the transactions contemplated hereby, will (a) conflict with or violate any provision of the certificate of incorporation or by-laws of the Company or the charter, by-laws or other organizational document of any Subsidiary, (b) require on the part of the Company or any Subsidiary any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, except where the failure to do so has not, since the execution and delivery of this Agreement, had and would not reasonably be expected to result in a Company Material Adverse Effect, (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations or loss of any right or benefit under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound or to which any of their respective assets is subject, other than any such conflicts, breaches, defaults, accelerations of obligations, losses of rights or benefits, rights to modify, terminate or cancel, notices, consents or waivers that, individually or in the aggregate, have not, since the execution and delivery of this Agreement, had and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole, (d) result in the imposition of any Security Interest upon any assets of the Company or any Subsidiary or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any Subsidiary or any of their respective properties or assets other than any such violations that have not, since the execution and delivery of this Agreement, had and would not reasonably be expected to result in a Company Material Adverse Effect.

2.5 Subsidiaries.

(a) Section 2.5 of the Disclosure Schedule sets forth: (i) the name of each Subsidiary; (ii) the number and type of outstanding equity securities of each Subsidiary and a list of the registered holders thereof; (iii) the jurisdiction of organization of each Subsidiary; (iv) the names of the officers and directors of each Subsidiary; and (v) the jurisdictions in which each Subsidiary is qualified or holds licenses to do business as a foreign corporation or other entity.

(b) Each Subsidiary is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Each Subsidiary is duly qualified to conduct business and is in good standing under the Laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except for such failures to be so qualified or in good standing that have not, since the execution and delivery of this Agreement, had, and would not reasonably be expected to result in, a Company Material Adverse Effect. Each Subsidiary has all requisite organizational power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company has delivered or made available to the Buyer complete and accurate copies of the governing organizational documents of each Subsidiary. No Subsidiary is in default under or in violation of the provisions of its governing organizational documents. All of the issued and outstanding shares of capital stock of each Subsidiary are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. All shares of each Subsidiary that are held of record or owned beneficially by either the Company or any Subsidiary are held or owned free and clear of any restrictions on transfer (other than restrictions under the Securities Act and state securities Laws), claims, Security Interests, options, warrants, rights, contracts, calls, commitments, equities and demands. Except as set forth in Section 2.5(b) of the Disclosure Schedule, there are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Company or any Subsidiary is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any Subsidiary. There are no outstanding stock appreciation, phantom stock or similar rights with respect to any Subsidiary. Except as set forth in Section 2.5(b) of the Disclosure Schedule, there are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary.

(c) The Company does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity which is not a Subsidiary.

2.6 Financial Statements.

(a) The Company has provided or made available to the Buyer the Financial Statements. The Financial Statements (i) comply as to form in all material respects with applicable accounting requirements in effect and applicable thereto as of their respective dates, (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated in the notes to such financial statements) and (iii) fairly present in all material respects the consolidated financial position of the Company and the Subsidiaries as of the dates thereof and the consolidated results of its operations and cash flows for the periods indicated, consistent with the books and records of the Company and the Subsidiaries, except that the unaudited interim financial statements are subject to normal and recurring year-end adjustments which will not be material, taken as a whole, in amount or effect and do not include footnotes.

(b) None of the Company or any Subsidiary has any indebtedness for borrowed money.

(c) KPMG LLP, the Company’s current auditors, is, and has been at all times since January 1, 2006, (x) “independent” with respect to the Company within the meaning of Regulation S-X and (y) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act (to the extent applicable) and the related rules of the SEC and the Public Company Accounting Oversight Board.

2.7 Absence of Certain Changes. Since the Most Recent Balance Sheet Date (a) there has occurred no event or development which, individually or in the aggregate, has had, or would reasonably be expected to result in, a Company Material Adverse Effect, and (b) none of the Company or any Subsidiary has taken any of the actions set forth in paragraphs (a) through (p) of Section 4.4.

2.8 Undisclosed Liabilities. None of the Company or any of the Subsidiaries has any liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due), except for (a) liabilities on the Most Recent Balance Sheet, (b) liabilities which have been incurred since the Most Recent Balance Sheet Date in the Ordinary Course of Business, whether or not reserved and accrued on the books and records of the Company and (c) contractual and other liabilities incurred in the Ordinary Course of Business which are not required by GAAP to be reflected on a balance sheet and which do not result from a breach of contract of a violation of Law by the Company or any of its Subsidiaries.

2.9 Tax Matters.

(a) Each of the Company and the Subsidiaries has properly filed on a timely basis all income and other material Tax Returns that it was required to file, and all such Tax Returns are correct and complete in all material respects. Each of the Company and the Subsidiaries have paid on a timely basis all Taxes, whether or not shown on any Tax Return, that were due and payable. The unpaid Taxes of the Company and each Subsidiary for Tax periods through the date of the Most Recent Balance Sheet do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Most Recent Balance Sheet, and all unpaid Taxes of the Company and each Subsidiary for all Tax periods commencing after the date of the Most Recent Balance Sheet and ending at the Closing arose in the ordinary course of business.

(b) All Taxes that the Company or any Subsidiary is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity, and each of the Company and any Subsidiary has complied, in all material respects, with all information reporting and backup withholding requirements, including the maintenance of required records with respect thereto, in connection with amounts paid to any employee, independent contractor, creditor, or other third party.

(c) None of the Company or any Subsidiary is or has ever been a member of an affiliated group with which it has filed (or been required to file) consolidated, combined, unitary or similar Tax Returns, other than a group of which the common parent is the Company. None of the Company or any Subsidiary (i) has any actual or potential liability under Treasury Regulation Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign Law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any Person other than the Company or any Subsidiary, or (ii) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement.

(d) The Company has delivered or made available to the Buyer (i) complete and correct copies of all income Tax Returns and any other material Tax Return of the Company and any Subsidiary relating to Taxes for all taxable periods for which the applicable statute of limitations has not yet expired, (ii) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents, in each case with respect to any taxing authority, submitted by, received by, or agreed to by or on behalf of the Company or any Subsidiary relating to Taxes for all taxable periods for which the statute of limitations has not yet expired, and (iii) complete and correct copies of all material agreements, rulings, settlements or other Tax documents with or from any tax authority relating to Tax incentives claimed by the Company or any of its Subsidiaries.

(e) No examination or audit or other action of or relating to any Tax Return of the Company or any Subsidiary by any Governmental Entity is currently in progress, or either threatened in writing or contemplated in writing. No deficiencies for Taxes of the Company or any Subsidiary have been claimed, proposed or assessed by any Governmental Entity. None of the Company or any Subsidiary has been informed in writing by any jurisdiction in which the Company or any Subsidiary did not file a Tax Return that the jurisdiction believes that the Company or Subsidiary was required to file any Tax Return that was not filed or is subject to Tax in such jurisdiction. None of the Company or any Subsidiary has (i) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect, (ii) requested any extension of time within which to file any Tax Return, which Tax Return has not yet been filed, or (iii) executed or filed any power of attorney with any taxing authority, which is still in effect.

(f) None of the Company or any Subsidiary is obligated to make any payment, or is a party to any agreement, contract, arrangement or plan that could obligate it to make any payment that may be treated as an “excess parachute payment” under Section 280G of the Internal Revenue Code (without regard to Sections 280G(b)(4) and 280G(b)(5) of the Internal Revenue Code).

(g) None of the assets of the Company or any Subsidiary is “tax-exempt use property” within the meaning of Section 168(h) of the Internal Revenue Code or directly or indirectly secures any debt the interest on which is tax exempt under Section 103 (a) of the Internal Revenue Code.

(h) None of the Company or any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of (i) any adjustments under Section 481 of the Internal Revenue Code (or any similar adjustments under any provision of the Internal Revenue Code or the corresponding foreign, state or local Tax Law), (ii) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Internal Revenue Code (or any corresponding provision of state, local or foreign Tax Law), (iii) closing agreement as described in Section 7121 of the Internal Revenue Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received on or prior to the Closing Date, or (vi) any election made pursuant to Section 108(i) of the Internal Revenue Code on or prior to the Closing Date.

(i) None of the Company or any Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Internal Revenue Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Internal Revenue Code.

(j) None of the Company or any Subsidiary has distributed to its shareholders or security holders stock or securities of a controlled corporation, nor has stock or securities of the Company or any Subsidiary been distributed, in a transaction to which Section 355 of the Internal Revenue Code applies (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Internal Revenue Code) that includes the transactions contemplated by this Agreement.

(k) There are no liens or other encumbrances with respect to Taxes upon any of the assets or properties of the Company or any Subsidiary, other than with respect to Taxes not yet due and payable or for which adequate provision has been made on the books of the Company or any Subsidiary, as applicable.

(l) Section 2.9(l) of the Disclosure Schedule sets forth each jurisdiction (other than United States federal) in which the Company or any Subsidiary files, is required to file or has been required to file a Tax Return or is or has been liable for any Taxes.

(m) None of the Company or any Subsidiary has engaged in a “listed transaction” as set forth in Treasury Regulation section 301.611 1-2(b)(2) or any analogous provision of state or local Law. Each of the Company and its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Internal Revenue Code.

(n) None of the Company or any Subsidiary has incurred (or been allocated) an “overall foreign loss” as defined in Section 904(f)(2) of the Internal Revenue Code which has not been previously recaptured in full as provided in Sections 904(f)(1) and/or 904(f)(3) of the Internal Revenue Code.

(o) None of the Company or any Subsidiary is a party to a gain recognition agreement under Section 367 of the Internal Revenue Code.

(p) None of the Subsidiaries has at any time benefited from a forgiveness of debt or entered into any transaction or arrangement (including conversion of debt into shares of its share capital) which could have resulted in the application of Section 80 and following of the Income Tax Act (Canada).

(q) None of the Subsidiaries has at any time entered into any transaction or arrangement which could result in the application of Section 160 of the Income Tax Act (Canada) to the Subsidiaries.

(r) Notwithstanding anything to the contrary, none of the Company or any Subsidiary hereby makes any representations or warranties in respect of (i) the existence, amount, usability or any other aspect of any Tax attributes, including net operating losses, capital loss carryforwards, foreign tax credit carryforwards, asset bases and depreciation periods for Tax periods (or portions thereof) following the Closing Date or (ii) the liability of the Company or any Subsidiary for Taxes attributable to tax periods (or portions thereof) following the Closing Date.

2.10 Assets.

(a) The Company or the applicable Subsidiary has good and valid title to all of their respective tangible assets reflected on the Most Recent Balance Sheet or acquired after the Most Recent Balance Sheet (other tangible assets, or interests in tangible assets, sold or otherwise disposed of since the Most Recent Balance Sheet Date in the Ordinary Course of Business) free and clear of all Security Interests, other than Security Interests securing indebtedness that is reflected on the Most Recent Balance Sheet. Each of the Company and the Subsidiaries owns or leases all tangible assets sufficient for the conduct of its businesses as presently conducted and as presently proposed to be conducted. Each such tangible asset is free from material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it presently is used.

(b) Section 2.10(b) of the Disclosure Schedule lists individually (i) all fixed assets (within the meaning of GAAP) of the Company or the Subsidiaries, indicating the cost, and amortization schedule (or equivalent thereof) of each such fixed asset as of the Most Recent Balance Sheet Date, and (ii) all other assets of a tangible nature (other than inventories) of the Company or the Subsidiaries whose book value exceeds two thousand five hundred dollars ($2,500).

(c) Each item of equipment, motor vehicle and other asset that the Company or a Subsidiary has possession of pursuant to a lease agreement or other contractual arrangement is in such condition that, upon its return to its lessor or owner under the applicable lease or contract, the obligations of the Company or such Subsidiary to such lessor or owner will have been discharged in full.

2.11 Real Property.

(a) None of the Company or any Subsidiary owns any Owned Real Property.

(b) Section 2.1 1(b) of the Disclosure Schedule lists all Leases and lists the term of such Lease, any extension and expansion options, and the rent payable thereunder. The Company has delivered or made available to the Buyer complete and accurate copies of the Leases. With respect to each Lease:

(i) such Lease is binding on the Company or the applicable Subsidiary and enforceable and in full force and effect in accordance with its terms;

(ii) none of the Company or any Subsidiary nor, to the knowledge of the Company, any other party, is in breach or violation of, or default under, any such Lease, and no event has occurred, or, to the knowledge of the Company, is threatened or pending, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the Company or any Subsidiary or, to the knowledge of the Company, any other party under such Lease;

(iii) to the Company’s knowledge there are no disputes, oral agreements or forbearance programs in effect as to such Lease;

(iv) none of the Company or any Subsidiary has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold; and

(v) the Company is not aware of any Security Interest, easement, covenant or other restriction applicable to the real property subject to such Lease which would reasonably be expected to materially impair the current uses or the occupancy by the Company or a Subsidiary of the property subject thereto.

2.12 Intellectual Property.

(a) Company Registrations. Section 2.12(a) of the Disclosure Schedule lists all Company Registrations, in each case enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing or issuance, names of all current applicant(s) and registered owners(s), as applicable. All assignments of Company Registrations to the Company or any Subsidiary have been properly executed and recorded. To the knowledge of the Company, all Company Registrations are valid and enforceable and all issuance, renewal, maintenance and other payments that are or have become due with respect thereto have been timely paid by or on behalf of the Company.

(b) Prosecution Matters. There are no inventorship challenges, opposition or nullity proceedings or interferences declared, commenced or provoked, or to the knowledge of the Company threatened, with respect to any Patent Rights included in the Company Registrations. The Company and the Subsidiaries have complied with their duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all patent and trademark applications filed by or on behalf of the Company or any Subsidiary and have made no material misrepresentation in such applications. The Company has no knowledge of any information that would preclude the Company or any Subsidiary from having clear title to the Company Registrations or affecting the patentability or enforceability of any Company Registrations.

(c) Ownership; Sufficiency. Each item of Company Intellectual Property will be owned or available for use by the Buyer, the Surviving Corporation and their respective subsidiaries immediately following the Closing on substantially identical terms and conditions as it was immediately prior to the Closing. The Company or a Subsidiary is the sole and exclusive owner of all Company Owned Intellectual Property, free and clear of any Security Interests and all joint owners of the Company Owned Intellectual Property are listed in Section 2.12(c) of the Disclosure Schedule. The Company Intellectual Property constitutes all Intellectual Property necessary (i) to Exploit the Customer Offerings in the manner conducted currently and currently contemplated by the Company and the Subsidiaries to be conducted in the future by the Company and the Subsidiaries, (ii) to Exploit the Internal Systems as they are currently used and currently contemplated to be used in the future by the Company and the Subsidiaries, and (iii) otherwise to conduct the Company’s business in all material respects in the manner currently conducted and currently contemplated by the Company and the Subsidiaries to be conducted in the future.

(d) Protection Measures. The Company or the appropriate Subsidiary has taken reasonable measures to protect the proprietary nature of each item of Company Owned Intellectual Property, and to maintain in confidence all trade secrets and confidential information comprising a part thereof. No complaint relating to an improper use or disclosure of, or a breach in the security of, any such information has been made or, to the knowledge of the Company, threatened against the Company or any Subsidiary. To the knowledge of the Company, there has been no: (i) unauthorized disclosure of any third party proprietary or confidential information in the possession, custody or control of the Company or any Subsidiary or (ii) breach of the Company’s or any Subsidiary’s security procedures wherein confidential information has been disclosed to a third party. The Company takes, and has consistently taken during the three (3) years preceding the Closing, commercially reasonable measures to actively police the quality of all goods and services sold, distributed or marketed under each of its Trademarks and has taken commercially reasonable measures to ensure that no Trademarks that it has licensed to others shall be deemed to be abandoned.

(e) Infringement by Company. To the knowledge of the Company, none of the Customer Offerings, or the past, current or contemplated Exploitation thereof by the Company or the Subsidiaries or the past, current or contemplated Exploitation thereof by any reseller, distributor, customer or user thereof as permitted by the Company or any of the Subsidiaries, or any other activity of the Company or any of the Subsidiaries, infringes or violates, or constitutes a misappropriation of or otherwise adverse act against, any Intellectual Property rights of any third party. To the knowledge of the Company, none of the Internal Systems that constitute Company Owned Intellectual Property, or the Company’s or any Subsidiary’s past, current or currently contemplated Exploitation thereof, or any other activity undertaken by them in connection with their respective businesses (and any past, current or currently contemplated Exploitation thereof), or any activity undertaken by the Company or any Subsidiary in connection with their respective businesses, infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any third party. There is no written complaint, claim or notice, or threat of any of the foregoing (including any notification that a license under any patent is or may be required), received by the Company or any Subsidiary alleging any such infringement, violation or misappropriation and any written request or demand for indemnification or defense received by the Company or any Subsidiary from any reseller, distributor, customer, user or any other third party; and the Company has provided to the Buyer copies of all such complaints, claims, notices, requests, demands or threats, as well as any legal opinions, studies, market surveys and analyses relating to any alleged or potential infringement, violation or misappropriation.

(f) Infringement of Company Rights. To the knowledge of the Company and the Subsidiaries, no Person (including, without limitation, any current or former employee or consultant of Company or any of its Subsidiaries) is infringing, violating or misappropriating any of the Company Owned Intellectual Property or any Company Licensed Intellectual Property which is exclusively licensed to the Company or any Subsidiary. The Company has provided to the Buyer copies of all correspondence, analyses, legal opinions, complaints, claims, notices or threats concerning the infringement, violation or misappropriation of any Company Owned Intellectual Property.

(g) Outbound IP Agreements. Section 2.12(g) of the Disclosure Schedule identifies each license, covenant or other agreement pursuant to which the Company or a Subsidiary has assigned, transferred, licensed, distributed or otherwise granted any right or access to any Person, or covenanted not to assert any right, with respect to any past, existing or future Company Intellectual Property. None of the Company or any Subsidiary has agreed to indemnify any Person against any infringement, violation or misappropriation of any Intellectual Property rights with respect to any Customer Offerings or any third party Intellectual Property rights. Except as set forth in Section 2.12(g) of the Disclosure Schedule, none of the Company or any Subsidiary is a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any existing or future Intellectual Property to any Person.

(h) Inbound IP Agreements. Section 2.12(h) of the Disclosure Schedule identifies (i) each item of Company Licensed Intellectual Property and the license or agreement pursuant to which the Company or a Subsidiary Exploits it (excluding generally available, off the shelf software programs that are part of the Internal Systems and are licensed by the Company pursuant to “shrink wrap” licenses, the total fees associated with which are less than $2,500) and (ii) each agreement, contract, assignment or other instrument pursuant to which the Company or any Subsidiary has obtained any joint or sole ownership interest in or to each item of Company Owned Intellectual Property. None of the Customer Offerings or Internal Systems includes “shareware,” “freeware” or other Software or other material that was obtained by the Company from third parties other than as listed in Section 2.12(h) of the Disclosure Schedule.

(i) No Software. The Company has not developed any and does not own any Software that is included in the Customer Offerings or Internal Systems or is otherwise necessary to conduct the Company’s business in all material respects in the manner currently conducted and currently contemplated by the Company and the Subsidiaries to be conducted in the future.

(j) Authorship. All of the Documentation comprising, incorporated in or bundled with the Customer Offerings or Internal Systems that constitute Company Owned Intellectual Property have been designed and authored by regular employees of the Company or a Subsidiary within the scope of their employment or by independent contractors of the Company or a Subsidiary who have executed valid and binding agreements expressly assigning all right, title and interest in such copyrightable materials to the Company or a Subsidiary, waiving their non-assignable rights (including moral rights) in favor of the Company or a Subsidiary and its permitted assigns and licensees, and have no residual claim to such materials.

(k) Employee and Contractor Assignments. Each employee of the Company or any Subsidiary and each independent contractor of the Company or any Subsidiary has executed a valid and binding written agreement expressly assigning to the Company or a Subsidiary all right, title and interest in any inventions and works of authorship, whether or not patentable, invented, created, developed, conceived and/or reduced to practice during the term of such employee’s employment or such independent contractor’s work for the Company or the relevant Subsidiary, and all Intellectual Property rights therein, and has waived all moral rights therein to the extent legally permissible.

(l) Quality. The Customer Offerings and the Internal Systems are free from significant defects in design, workmanship and materials and conform in all material respects to the written Documentation and specifications therefor. To the knowledge of the Company, the Customer Offerings and the Internal Systems do not contain any disabling device, virus, worm, back door, Trojan horse or other disruptive or malicious code that may or are intended to impair their intended performance or otherwise permit unauthorized access to, hamper, delete or damage any computer system, software, network or data. None of the Company or any Subsidiary has received any warranty claims, contractual terminations or requests for settlement or refund due to the failure of the Customer Offerings to meet their specifications or otherwise to satisfy end user needs or for harm or damage to any third party.

(m) Support and Funding. Section 2.12(m) of the Disclosure Schedule lists all instances in which the Company or any Subsidiary has sought, applied for or received any support, funding, resources or assistance from any federal, state, local or foreign governmental or quasi-governmental agency or funding source in connection with the Exploitation of the Customer Offerings, the Internal Systems or any facilities or equipment used in connection therewith.

2.13 Inventory. All inventory of the Company and the Subsidiaries, whether or not reflected on the Most Recent Balance Sheet, consists of a quality and quantity usable in the Ordinary Course of Business. All inventories not written-off have been priced at the lower of cost or market on a first-in, first-out basis. The quantities of each type of inventory, whether raw materials, work-in-process or finished goods, are not excessive in the present circumstances of the Company and the Subsidiaries.

2.14 Contracts.

(a) Section 2.14 of the Disclosure Schedule lists the following agreements (written or oral) currently in effect (either in whole or in part, including agreements with ongoing post-termination “tails” and ongoing post-termination obligations) to which the Company or any Subsidiary is a party:

(i) any agreement (or group of related agreements) for the lease of real property (regardless of amount or term), or for the lease of personal property from or to third parties providing for lease payments in excess of fifty thousand dollars ($50,000) per annum or having a remaining term longer than six (6) months;

(ii) any agreement (or group of related agreements) for the purchase or sale of products or for the furnishing or receipt of services (A) which calls for performance over a period of more than one year, (B) which involves more than the sum of fifty thousand dollars ($50,000), or (C) in which the Company or any Subsidiary has granted manufacturing rights, “most favored nation” pricing provisions or marketing or distribution rights relating to any products or territory or has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;

(iii) any agreement concerning the establishment or operation of a partnership, joint venture or limited liability company;

(iv) any agreement (or group of related agreements) under which it has created, incurred, assumed or guaranteed (or may reasonably be expected to create, incur, assume or guarantee) indebtedness (including capitalized lease obligations) involving more than fifty thousand dollars ($50,000) or under which it has imposed (or may impose) a Security Interest on any of its assets, tangible or intangible;

(v) any agreement for the disposition of any significant portion of the assets or business of the Company or any Subsidiary (other than sales of products in the Ordinary Course of Business) or any agreement for the acquisition of the assets or business of any other entity (other than purchases of inventory or components in the Ordinary Course of Business);

(vi) any agreement under which the Company or any Subsidiary has, or may reasonably be expected to have, any liability to an employee or consultant for pay or benefits after the ending of the business relationship with such employee or consultant;

(vii) any agreement involving any officer, director or stockholder of the Company or a Subsidiary under which the Company or any Affiliate has or may reasonably be expected to have any liability or obligation;

(viii) any agreement under which the consequences of a default or termination would reasonably be expected to, be material to the Company and the Subsidiaries, taken as a whole;

(ix) any agreement which contains any provisions requiring the Company or any Subsidiary to indemnify any other party (excluding indemnities contained in agreements for the purchase, sale or license of products entered into in the Ordinary Course of Business);

(x) any agreement that purports on its face to bind any Affiliate of the Company or any Subsidiary (other than the Company or any Subsidiary) in any way, including, but not limited to, prohibiting such Affiliate from engaging in any business that they would otherwise have been permitted to engage in.

(xi) any agreement under which the Company or any Subsidiary is restricted or prohibited from selling, licensing or otherwise distributing any of its technology or products, or providing services to, customers or potential customers or any class of customers, or otherwise engaging in a material aspect of the Company’s business in any geographic area, during any period of time or with any Person, or any segment of the market or line of business;

(xii) any agreement which would entitle any third party to receive a license or any other right to intellectual property of the Buyer or any of the Buyer’s Affiliates following the Closing; and

(xiii) any other agreement (or group of related agreements) either involving more than fifty thousand dollars ($50,000) or not entered into in the Ordinary Course of Business.

(b) The Company has delivered or made available to the Buyer a complete and accurate copy of each agreement listed in Section 2.12 or Section 2.14 of the Disclosure Schedule. The Company has also delivered or made available to the Buyer a complete and accurate list of the offerees who are signatories to the Company’s standard form of offer letter since January 1, 2009, and a copy of such standard form of offer letter has heretofore been provided or made available to the Buyer. With respect to each agreement so listed: (i) the agreement is binding against the Company or the applicable Subsidiary and to the knowledge of the Company, enforceable and in full force and effect subject to the Bankruptcy and Equity Exception and (ii) none of the Company or any Subsidiary nor, to the knowledge of the Company, any other party, is in breach or violation of, or default under, any such agreement, and no event has occurred or, to the knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the Company or any Subsidiary or, to the knowledge of the Company, any other party under such agreement.

2.15 Accounts Receivable. A complete and accurate list of the accounts receivable reflected on the Most Recent Balance Sheet, showing the aging thereof, is included in Section 2.15 of the Disclosure Schedule. None of the Company or any Subsidiary has received any written notice from an account debtor stating that any account receivable in an amount in excess of fifty thousand dollars ($50,000) is subject to any contest, claim or setoff by such account debtor.

2.16 Insurance. Section 2.16 of the Disclosure Schedule lists each insurance policy (including fire, theft, casualty, comprehensive general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which the Company or any Subsidiary is a party, all of which, to the knowledge of the Company, are in full force and effect. There is no material claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy. All premiums due and payable under all such policies have been paid, none of the Company or any Subsidiary may be liable for retroactive premiums or similar payments, and the Company and the Subsidiaries are otherwise in compliance in all material respects with the terms of such policies. The Company has no knowledge of any threatened termination of, or premium increase with respect to, any such policy.

2.17 Litigation. There is no Legal Proceeding which is pending or has been threatened in writing against the Company or any Subsidiary which (a) involves a criminal, quasi-criminal or regulatory matter, or (b) seeks either damages in excess of twenty-five thousand dollars ($25,000) or equitable relief (regardless of amount) or (c) in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement or (d) has had or, if determined adversely to the Company, would reasonably be expected to result in, a Company Material Adverse Effect. There are no judgments, orders or decrees outstanding against the Company or any Subsidiary.

2.18 Warranties. No product or service manufactured, sold, leased, licensed or delivered by the Company or any Subsidiary is subject to any guaranty, warranty, right of return, right of credit or other indemnity other than (i) the applicable standard terms and conditions of sale or lease of the Company or the appropriate Subsidiary, which are set forth in Section 2.18 of the Disclosure Schedule, (ii) manufacturers’ warranties for which none of the Company or any Subsidiary has any liability and (iii) those imposed under Law. Section 2.18 of the Disclosure Schedule sets forth the aggregate expenses incurred by the Company and the Subsidiaries in fulfilling their obligations under their guaranty, warranty, right of return and indemnity provisions during each of the fiscal years and the interim period covered by the Financial Statements; and to the knowledge of the Company, there is no reason why such expenses should significantly increase as a percentage of sales in the future.

2.19 Employees.

(a) Section 2.19(a) of the Disclosure Schedule contains a list of all employees of the Company and each of the Subsidiaries, along with the position and the annual rate of salary of each such employee, whether such employee is full time or part time, on leave and if so, the type of leave and expected date of return, and any incentive payment paid or payable for 2010 (and whether such incentive is cash or, if not, what other property is due). None of the Company or any Subsidiary is delinquent in payments to any employees for wages, salaries, commissions or bonuses for services performed as of the date hereof or amounts required by applicable law to be reimbursed to such employees. The Company and the Subsidiaries are, and at all times within applicable statutes of limitations have been, in material compliance with all applicable Laws respecting labor, employment, hiring and termination, fair employment practices, terms and conditions of employment, occupational health and safety and wage and hour Laws. The Company and the Subsidiaries are, and at all times have been, in material compliance with the requirements of the Immigration Reform and Control Act of 1986. Except as set forth in Section 2.19(a) of the Disclosure Schedule, each current employee of the Company or any Subsidiary has entered into a confidentiality/assignment of inventions agreement with the Company or such Subsidiary, a copy or form of which has previously been delivered to the Buyer. Except as set forth in Section 2.19(a) of the Disclosure Schedule, no current employee of the Company or any Subsidiary has excluded works or inventions from his or her assignment of inventions pursuant to such current employee’s confidentiality/assignment of inventions agreement with the Company or any Subsidiary. Each former employee of the Company or any Subsidiary has entered into a confidentiality/assignment of inventions agreement with the Company or such Subsidiary, and has not excluded works or inventions from his or her assignment of inventions pursuant to such former employee’s confidentiality/assignment of inventions agreement with the Company or any Subsidiary, except in each case in this sentence as has not, since the execution and delivery of this Agreement, been, and would not reasonably be expected to be, material to the Company and the Subsidiaries, taken as a whole. Section 2.19(a) of the Disclosure Schedule contains a list of all employees of the Company or any Subsidiary who are a party to a non-competition agreement with the Company or any Subsidiary; copies of such agreements have previously been delivered, or made available, to the Buyer. Section 2.19(a) of the Disclosure Schedule contains a list of all employees of the Company or any Subsidiary who are not citizens or lawful permanent residents of the jurisdiction in which they are working, and for each, the basis of his or her employment authorization in such jurisdiction and the expiration of such authorization. To the knowledge of the Company, no Key Employee (as defined in Section 4.9) or group of employees has any plans to terminate employment with the Company or any Subsidiary.

(b) None of the Company or any Subsidiary is a party to or bound by any collective bargaining agreement, nor has any of them experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. The Company has no knowledge of any organizational effort made or threatened, either currently or within the past two years, by or on behalf of any labor union with respect to employees of the Company or any Subsidiary.

(c) The payments set forth in Section 2.19 (c) of the Disclosure Schedule are the only severance, stay bonuses or other bonuses or similar benefits, in each case, with respect to the transactions contemplated hereby, owed by the Company and the Subsidiaries to the executives named therein and that those executives are entitled to receive pursuant to any contract or under applicable law.

2.20 Employee Benefits.

(a) Section 2.20(a) of the Disclosure Schedule contains a complete and accurate list of all Company Plans. Complete and accurate copies of (i) all Company Plans which have been reduced to writing, (ii) written summaries of all unwritten Company Plans, (iii) all related trust agreements, insurance contracts and summary plan descriptions, (iv) all annual reports filed on IRS Form 5500, 5500C or 5500R and (for all funded plans) all plan financial statements (and any related actuarial statements) for the last two plan years for each Company Plan, (v) all material reports or notices with respect to any Company Plan prepared or issued since January 1, 2009 by any governmental agencies, third-party administrators, actuaries, investment managers, consultants or other independent contractors (other than individual account records or participant statements), and (vi) any employee manuals or handbooks containing personnel or employee relations policies, have been made available.

(b) Each Company Plan, if applicable, has been administered in all material respects in accordance with its terms and each of the Company, the Subsidiaries and the ERISA Affiliates has in all material respects met its obligations with respect to each Company Plan and has timely made all required contributions thereto. The Company, each Subsidiary, each ERISA Affiliate and each Company Plan are in compliance in all material respects with the applicable provisions of ERISA and the Internal Revenue Code and the regulations thereunder (including Section 4980 B of the Internal Revenue Code, Subtitle K, Chapter 100 of the Internal Revenue Code and Sections 601 through 608 and Section 701 et seq. of ERISA) and the applicable provisions of Patient Protection and Affordable Care Act. All filings and reports as to each Company Plan required to have been submitted to the Internal Revenue Service or to the United States Department of Labor have been duly and timely submitted. No Company Plan has assets that include securities issued by the Company or any ERISA Affiliate.

(c) There are no Legal Proceedings (except claims for benefits payable in the normal operation of the Company Plans and proceedings with respect to qualified domestic relations orders) against or involving any Company Plan or asserting any rights or claims to benefits under any Company Plan that could give rise to any material liability nor is there, to the Knowledge of the Company, any basis for such claims that would be reasonably expected to result in or give rise to any material liability. The Company has received no written notice of any audit or examination of any Company Plan by any governmental agency (including the IRS or the US Department of Labor).

(d) All the Company Plans that are intended to be qualified under Section 401 (a) of the Internal Revenue Code have received determination or opinion letters from the Internal Revenue Service to the effect that such Company Plans are qualified and the plans and the trusts related thereto are exempt from federal income taxes under Sections 401 (a) and 501 (a), respectively, of the Internal Revenue Code, no such determination or opinion letter has been revoked and to the knowledge of the Company revocation has not been threatened, and no such Company Plan has been amended since the date of its most recent determination or opinion letter or application therefor in any respect, and to the Company’s knowledge, no act or omission has occurred, that would adversely affect its qualification or materially increase its cost. All the Company Plans that are intended to be registered pursuant to the Income Tax Act (Canada) have been so registered by the Canada Revenue Agency.

(e) None of the Company or any Subsidiary, nor any ERISA Affiliate has ever maintained an Employee Benefit Plan subject to Section 412 of the Internal Revenue Code or Title IV of ERISA, or maintained any pension or retirement plan that is subject to federal or provincial Canadian pension legislation.

(f) At no time has the Company, any Subsidiary or any ERISA Affiliate been obligated to contribute to any “multi employer plan” (as defined in Section 4001(a)(3) of ERISA or as defined in any Canadian federal or provincial pension legislation).

(g) Except as set forth in Section 2.20(g) of the Disclosure Schedule, there are no unfunded obligations under any Company Plan providing benefits after termination of employment to any employee of the Company or any Subsidiary (or to any beneficiary of any such employee), including but not limited to retiree health coverage and deferred compensation, but excluding continuation of health coverage required to be continued under Section 4980B of the Internal Revenue Code or other applicable law and insurance conversion privileges under state law.

(h) No act or omission has occurred and no condition exists with respect to any Company Plan that would subject the Company, any Subsidiary or any ERISA Affiliate to (i) any material fine, penalty, tax or liability of any kind imposed under ERISA or the Internal Revenue Code or (ii) any material contractual indemnification or contribution obligation protecting any fiduciary, insurer or service provider with respect to any Company Plan.

(i) No Company Plan is funded by, associated with or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Internal Revenue Code.

(j) Except as disclosed in Section 2.20(j) of the Disclosure Schedule, each Company Plan is amendable and terminable unilaterally by the Company at any time without liability or expense to the Company or such Company Plan as a result thereof (other than for benefits accrued through the date of termination or amendment and reasonable administrative expenses related thereto) and no Company Plan, plan documentation or agreement, summary plan description or other written communication distributed generally to employees by its terms prohibits or limits the Company from amending or terminating any such Company Plan. The investment vehicles used to fund the Company Plans my be changed at any time without incurring a sales charge, surrender fee or other similar expense.

(k) Section 2.20(k) of the Disclosure Schedule discloses each: (i) agreement with any stockholder, director, executive officer or other key employee of the Company or any Subsidiary (A) the benefits of which are contingent, or the terms of which are altered, upon the occurrence of a transaction involving the Company or any Subsidiary of the nature of any of the transactions contemplated by this Agreement, (B) providing any term of employment or compensation guarantee or (C) providing severance benefits or other benefits after the termination of employment of such director, executive officer or key employee; (ii) agreement, plan or arrangement under which any Person may receive payments from the Company or any Subsidiary that may be subject to the tax imposed by Section 4999 of the Internal Revenue Code or included in the determination of any such Person’s “parachute payment” under Section 280G of the Internal Revenue Code; and (iii) agreement or plan binding the Company or any Subsidiary, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, severance benefit, retention or incentive plan or other Company Plan, any of the benefits of which will be increased, funded, “grossed-up”, or the vesting of the benefits of which will be accelerated, or under which any obligation will be forgiven by the occurrence of any of the transactions contemplated by this Agreement (or in combination with any other event such as employment termination) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

(l) Section 2.20(l) of the Disclosure Schedule sets forth the policy of the Company and any Subsidiary with respect to accrued vacation, accrued sick time and earned time off and the amount of such liabilities as of May 16, 2011.

(m) Each Company Plan that is a “nonqualified deferred compensation plan” (as defined in Internal Revenue Code Section 409A(d)(1)) has been operated since January 1, 2005 in reasonable good faith compliance with then applicable guidance under Internal Revenue Code Section 409A and has been in documentary compliance since January 1, 2009.

(n) None of the Company or any Subsidiary has direct or indirect material liability with respect to any misclassification of any Person as an independent contractor or consultant rather than as an “employee.”

2.21 Environmental Matters.

(a) Each of the Company and the Subsidiaries has complied in all material respects with all applicable Environmental Laws. There is no pending or, to the knowledge of the Company, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information request relating to any Environmental Law involving the Company or any Subsidiary.

(b) None of the Company or any Subsidiary has any liabilities or obligations arising from the release or threatened release by the Company or any Subsidiary of any Materials of Environmental Concern into the environment.

(c) None of the Company or any Subsidiary is a party to or bound by any court order, administrative order, consent order or other agreement entered into in connection with any legal obligation or liability arising under any Environmental Law.

(d) Set forth in Section 2.2 1(d) of the Disclosure Schedule is a list of all documents (whether in hard copy or electronic form) that contain any environmental reports, investigations and audits relating to premises currently or previously owned or operated by the Company or a Subsidiary (whether conducted by or on behalf of the Company or a Subsidiary or a third party, and whether done at the initiative of the Company or a Subsidiary or directed by a Governmental Entity or other third party) which the Company has possession of, access to or which is known by the Company to exist. A complete and accurate copy of each such document which the Company has possession of or access to has been provided or made available to the Buyer.

(e) The Company is not aware of any material environmental liability arising from any solid or hazardous waste transporter or treatment, storage or disposal facility that has been used by the Company or any Subsidiary.

2.22 Legal Compliance.

(a) Each of the Company and each Subsidiary has complied in all material respects with each Law applicable to its respective businesses, and none of the Company or any Subsidiary has received any written notice or written communication from any Governmental Entity alleging noncompliance with any applicable Law.

(b) Without limiting the generality of Section 2.22(a), the Company and the Subsidiaries have conducted their respective businesses in compliance in all material respects with all Export Control Laws. “Export Control Laws” shall mean any Laws which provide standards for determining whether goods, services or information (“Covered Items”) may be provided outside of the country of origin of the Covered Items or to Persons within the country of origin who may not be citizens of the country of origin. Information includes all technical data and other data as may be defined in such Laws. Export Control Laws shall include, but not be limited to, the export Laws of the United States, including the Export Administration Regulations, the International Traffic in Arms Regulations, the embargo regulations administered by the United States Department of Treasury and their enabling Laws, any United States Government issued lists of regulated recipients, and any regulations of other United States Government executive agencies, and shall also include standards of any international organization or agreement of which the United States is a member, participant or signatory. Set forth in Section 2.22(b) of the Disclosure Schedule is a list of the ECCN’s for all products of the Company and the Subsidiaries exported by the Company or any of the Subsidiaries from the United States to the People’s Republic of China. There are no pending or, to the knowledge of the Company, threatened claims, charges, investigations, violations, settlements, civil or criminal enforcement actions, lawsuits or other actions against the Company or any Subsidiary with respect to any Export Control Laws.

(c) Without limiting the generality of Section 2.22(a), the Company and the Subsidiaries have conducted their respective businesses in compliance in all material respects with all Import Control Laws. “Import Control Laws” shall mean any Laws, economic sanctions or embargoes which provide standards for determining whether Covered Items may be brought into a country where the Company or any of its Subsidiaries conducts business, which is not the country of origin of such Covered Items, from a foreign or external country. Information includes all technical data and other data as may be defined in such Laws. Import Control Laws shall include, but not be limited to the import Laws, economic sanctions and embargoes of the United States, Canada and the United Kingdom, Directive 2002/95/EC of the European Parliament and of the Council of 27 January 2003 on the restriction of the use of certain hazardous substances in electrical and electronic equipment, as amended to date, and Directive 2002/96/EC of the European Parliament and of the Council of 27 January 2003 on waste electrical and electronic equipment. There are no pending or, to the knowledge of the Company, threatened claims, charges, investigations, violations, settlements, civil or criminal enforcement actions, lawsuits or other actions against the Company or any Company Subsidiary with respect to any Import Control Laws.

(d) Without limiting the generality of Section 2.22(a), the products manufactured by or on behalf of the Company and its Subsidiaries and the manufacturing processes of any Person that manufactures products on behalf of the Company and its Subsidiaries comply in all material respects with all applicable industry standards or operational protocols published or promulgated by any industry self-regulatory organization or other non- Governmental Entity industry regulatory body or any organization or group that establishes industry-wide best practices or operating standards that are generally accepted or widely adopted, including, but not limited to all applicable international standards promulgated by the International Organization for Standardization, all applicable wireless communications protocols, cellular standards and international standards established by the Institute for Electrical and Electronics Engineers (“IEEE”) (including IEEE Standard 802.11, IEEE Standard 802.15.1, IEEE Standard 802.15.4 and IEEE Standard 802.16).

2.23 Customers and Suppliers. Section 2.23 of the Disclosure Schedule sets forth a list of (a) each customer that accounted for more than one percent (1%) of the consolidated revenues of the Company during the last full fiscal year or the interim period through the Most Recent Balance Sheet Date and the amount of revenues accounted for by such customer during each such period and (b) each supplier that was the sole supplier of any significant product or service to the Company or a Subsidiary during the last full fiscal year or the interim period through the Most Recent Balance Sheet Date.

2.24 Permits. There are no material Permits that are required for the Company and the Subsidiaries to conduct their respective businesses as presently conducted or as proposed to be conducted by the Company and the Subsidiaries as of the date hereof. Each such Permit is in full force and effect; the Company or the applicable Subsidiary is in material compliance with the terms of each such Permit; and, to the knowledge of the Company, no suspension or cancellation of such Permit is threatened.

2.25 Certain Business Relationships With Affiliates. No Affiliate of the Company or of any Subsidiary (a) owns any property, tangible or intangible, which is used in the business of the Company or any Subsidiary, (b) to the Company’s knowledge, has any claim or cause of action against the Company or any Subsidiary arising from commercial transactions or relationships with the Company or a Subsidiary, or (c) owes any money to, or is owed any money by, the

Company or any Subsidiary. Section 2.25 of the Disclosure Schedule describes material commercial transactions or relationships between the Company or a Subsidiary and any Affiliate thereof which occurred or have existed since the beginning of the time period covered by the Financial Statements.

2.26 Brokers’ Fees. Other than the fees owed by the Company to Deutsche Bank Securities (“DB”) and Barclays Capital (“BC”) (which shall be included in the definition of Transaction Expenses), none of the Company or any Subsidiary has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement. Except for the Contingent Banking Fees, as of the Effective Time, none of the Company or any Subsidiary owes any fees or expenses for legal, accounting, consulting, investment banking, financial advisory, brokerage, or other similar professional services.

2.27 Books and Records. The minute books and other similar records of the Company and each Subsidiary contain records that accurately reflect in all material respects the actions taken at any meetings of the Company’s or such Subsidiary’s stockholders, Board of Directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting. The books and records of the Company and each Subsidiary accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of the Company or such Subsidiary and have been maintained in accordance with good business and bookkeeping practices. Section 2.27 of the Disclosure Schedule contains a list of all bank accounts and safe deposit boxes of the Company and the Subsidiaries and the names of Persons having signature authority with respect thereto or access thereto.

2.28 Controls and Procedures. The Company and each of the Subsidiaries maintains books and records that accurately reflect, in all material respects, its assets and liabilities and maintains proper and adequate internal control over financial reporting which provide assurance that (i) applicable transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Company and to maintain accountability for the Company’s consolidated assets, (iii) access to assets of the Company and the Subsidiaries is permitted only in accordance with management’s authorization, (iv) the reporting of assets of the Company and the Subsidiaries is compared with existing assets at regular intervals and (v) accounts, notes and other receivables and inventory were recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

2.29 Government Contracts.

(a) None of the Company or any Subsidiary has been suspended or debarred from bidding on contracts or subcontracts with any Governmental Entity; no such suspension or debarment, to the knowledge of the Company, has been threatened or initiated; and the consummation of the transactions contemplated by this Agreement will not result in any such suspension or debarment of the Company, any Subsidiary or the Buyer (assuming that no such suspension or debarment will result solely from the identity of the Buyer). None of the Company or any Subsidiary has been or is now being audited or investigated by or on behalf of any

Governmental Entity in respect of contracts or subcontracts with any Government Entity, including without limitation, the United States Government Accounting Office, the United States Department of Defense or any of its agencies, the Defense Contract Audit Agency, the contracting or auditing function (either internal or external) of any Governmental Entity with which it is contracting, the United States Department of Justice, the Inspector General of the United States Governmental Entity, or any prime contractor with a Governmental Entity; nor, to the knowledge of the Company, has any such audit or investigation been threatened. To the knowledge of the Company, there is no (i) suspension or debarment of the Company or any Subsidiary from bidding on contracts or subcontracts with any Governmental Entity or (ii) claim (including any claim for return of funds to the Government) pursuant to an audit or investigation by any of the entities named in the foregoing sentence. The Company has no agreements, contracts or commitments which require it to obtain or maintain a security clearance with any Governmental Entity.

(b) To the knowledge of the Company, with respect to any of its contracts or subcontracts with any Governmental Entity there is no (i) Termination for Default (as provided in 48 C.F.R. Ch.1 §52.249-8, 52.249-9 or similar sections or contractual or legislative provisions in respect of contracts with any Canadian or other foreign Governmental Entity), (ii) Termination for Convenience (as provided in 48 C.F.R. Ch.1 §52.241-1, 52.249-2 or similar sections or contractual or legislative provisions in respect of contracts with any Canadian or other foreign Governmental Entity), or a Stop Work Order (as provided in 48 C.F.R. Ch.1 §52.212-13 or similar sections); and the Company has no reason to believe that funding may not be provided under any contract or subcontract with any Governmental Entity in the upcoming federal fiscal year.

2.30 Canadian Government Grants. Section 2.30 of the Disclosure Schedule provides a complete list of all pending and outstanding grants, incentives, qualifications and subsidies (collectively, “Grants”) from the Government of the Canada or any agency thereof, or from any other Governmental Entity, granted to the Company or its Subsidiaries along with the aggregate amounts of each Grant and the aggregate outstanding obligations thereunder of the Company or any Subsidiary. The Company has delivered or made available to the Buyer accurate and complete copies of all documents requesting or evidencing Grants or amendments thereto submitted by the Company or any of its Subsidiaries and of all letters of approval, and supplements or amendments thereto, granted to the Company or any of its Subsidiaries. The Company and its Subsidiaries are in material compliance with all of the terms, conditions and requirements of their respective Grants and have duly fulfilled all of the undertakings relating thereto. Except as set forth in Section 2.30 of the Disclosure Schedule, to the knowledge of the Company, no Governmental Entity has any intention to revoke or materially modify any of the Grants. Neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated hereunder, would reasonably be expected to (with or without notice or lapse of time) give rise to any right to revoke, withdraw, suspend, cancel, terminate or modify any Grant identified or required to be identified in Section 2.30 of the Disclosure Schedule.

2.31 Investment Canada Act. Neither the Company nor any Subsidiary provides any of the services, or engages in any of the activities, of a “cultural business” within the meaning of the Investment Canada Act.

2.32 Disclosure. No representation or warranty by the Company contained in this Agreement, and no statement contained in the Disclosure Schedule, contains any untrue statement of a material fact or omits to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein, when read together in their entirety, not misleading.

2.33 Disclaimer of Other Representations.

(a) THE COMPANY HAS NOT MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER, RELATING TO THE COMPANY OR ITS SUBSIDIARIES OR AFFILIATES OR THE BUSINESS OF THE COMPANY OR ANY OF ITS SUBSIDIARIES OR AFFILIATES OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS AGREEMENT.

(b) Without limiting the generality of Section 2.33(a), no statement in any of the materials relating to the business of the Company and its Subsidiaries made available to the Buyer, Merger Sub and their respective representatives, including due diligence materials, or in any presentation about the business of the Company and its Subsidiaries by management of the Company or others in connection with the transactions contemplated hereby, shall be deemed a representation or warranty hereunder or otherwise or be deemed to be relied upon by the Buyer or Merger Sub in executing, delivering and performing this Agreement and the transactions contemplated hereby, except to the extent that any such statement is contained in any of the Company’s representations and warranties in this Agreement. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations are not and shall not be deemed to be or to include representations or warranties of the Company, and are not and shall not be deemed to be relied upon by the Buyer or Merger Sub in executing, delivering and performing this Agreement and the transactions contemplated hereby, except to the extent that any such information is contained in any of the Company’s representations and warranties in this Agreement. The Company acknowledges that (i) neither the Buyer nor Merger Sub makes any representation or warranty with respect to (A) any projections, estimates or budgets delivered to or made available to the Company or (B) any other information or documents delivered or made available to the Company or its representatives with respect to the Buyer, its Affiliates and their respective businesses, except as expressly set forth in this Agreement, and (ii) the Company has not relied and will not rely upon any of the information described in subclauses (A) and (B) of clause (i) of Section 2.33(c) or any other information, representation or warranty, except those representations and warranties set forth in Article III in executing, delivering and performing this Agreement and the transactions contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE BUYER

AND MERGER SUB

Each of the Buyer and Merger Sub represents and warrants to the Company as follows:

3.1 Organization and Corporate Power. Each of the Buyer and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the state of Delaware. The Buyer has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Merger Sub is a wholly-owned subsidiary of the Buyer.

3.2 Authorization of Transaction. Each of the Buyer and Merger Sub has all requisite power and authority to execute and deliver this Agreement and to perform its respective obligations hereunder, including without limitation, in the case of the Buyer, the Escrow Agreement and the obligations under the Escrow Agreement. The execution and delivery by the Buyer and Merger Sub of this Agreement and (in the case of the Buyer) the Escrow Agreement and the consummation by the Buyer and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Buyer and Merger Sub, respectively. This Agreement has been duly and validly executed and delivered by the Buyer and Merger Sub and constitutes a valid and binding obligation of the Buyer and Merger Sub, enforceable against them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

3.3 Noncontravention. Subject to compliance with the applicable requirements of the Hart-Scott-Rodino Act, the filing of the Certificate of Merger as required by the Delaware General Corporation Law and obtaining the Requisite Stockholder Approval, neither the execution and delivery by the Buyer or Merger Sub of this Agreement or (in the case of the Buyer) the Escrow Agreement, nor the consummation by the Buyer or Merger Sub of the transactions contemplated hereby or thereby, will (a) conflict with or violate any provision of the charter or By-laws of the Buyer or Merger Sub, (b) require on the part of the Buyer or Merger Sub any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (c) conflict with, result in breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party any right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which the Buyer or Merger Sub is a party or by which either is bound or to which any of their assets are subject, except for (i) any conflict, breach, default, acceleration, termination, modification or cancellation which would not adversely affect the consummation of the transactions contemplated hereby or (ii) any notice, consent or waiver the absence of which would not adversely affect the consummation of the transactions contemplated hereby or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Buyer or Merger Sub or any of their properties or assets.

3.4 Funding. The Buyer has (and will, at the Closing, have) sufficient funds on hand to pay the Initial Payout Amount and will, at the expiration of the Earn-Out Period have sufficient funds available to pay the Net Earn-Out Amount (if any).

3.5 Disclaimer of Other Representations.

(a) NEITHER THE BUYER NOR MERGER SUB HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER, RELATING TO THE BUYER, MERGER SUB OR THEIR RESPECTIVE AFFILIATES OR THE BUSINESS OF THE BUYER, MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS AGREEMENT.

(b) Without limiting the generality of Section 3.5(a), no statement in any of the materials relating to the business of the Buyer or Merger Sub made available to the Company and its representatives, including due diligence materials, or in any presentation about the business of the Buyer or Merger Sub by management of the Buyer or others in connection with the transactions contemplated hereby, shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by the Company in executing, delivering and performing this Agreement and the transactions contemplated hereby, except to the extent that any such statement is contained in any of the representations and warranties of the Buyer and Merger Sub contained in this Agreement. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations are not and shall not be deemed to be or to include representations or warranties of either the Buyer or Merger Sub, and are not and shall not be deemed to be relied upon by the Company in executing, delivering and performing this Agreement and the transactions contemplated hereby, except to the extent that any such information is contained in any of the Buyer’s and Merger Sub’s representations and warranties in this Agreement.

(c) Each of the Buyer and Merger Sub acknowledge that (i) the Company does not make any representation or warranty with respect to (A) any projections, estimates or budgets delivered to or made available to the Buyer or Merger Sub or (B) any other information or documents delivered or made available to the Buyer or Merger Sub or their respective representatives with respect to the Company, its Subsidiaries and Affiliates and their respective businesses, except as expressly set forth in this Agreement, and (ii) neither the Buyer nor Merger Sub has relied and will not rely upon any of the information described in subclauses (A) and (B) of clause (i) of Section 3.5(c) or any other information, representation or warranty, except those representations and warranties set forth in Article II in executing, delivering and performing this Agreement and the transactions contemplated hereby.

ARTICLE IV

COVENANTS

4.1 Closing Efforts. Each of the Parties (other than the Company Stockholder Representative) shall use its commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including using its commercially reasonable efforts to ensure that (i) its representations and warranties remain true and correct in all material respects through the Closing Date and (ii) the conditions to the obligations of the other Parties to consummate the Merger are satisfied.

4.2 Governmental and Third-Party Notices and Consents.

(a) Each Party (other than the Company Stockholder Representative) shall use its commercially reasonable efforts to obtain, at its expense (except as otherwise provided herein), all waivers, permits, consents, approvals or other authorizations from Governmental Entities, and to effect all registrations, filings and notices with or to Governmental Entities, as may be required for such Party to consummate the transactions contemplated by this Agreement (collectively, “Antitrust Filings”) and to otherwise comply with all applicable Laws in connection with the consummation of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each of the Parties (other than the Company Stockholder Representative) shall promptly (and no later than five (5) business days) after the signing of this Agreement file any Antitrust Filings that it may be required to file, including any Notification and Report Forms with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Act. The Parties (other than the Company Stockholder Representative) shall cooperate in the timely preparation and submission of, including furnishing to the other Party or its counsel information required for, any necessary Antitrust Filings. The Company shall pay up to $50,000 of the applicable filing fee required in connection with the filings made by the Parties pursuant to the Hart-Scott-Rodino Act, and the Buyer shall pay the balance thereof and any fees that must be paid by any of the Parties under any other applicable Antitrust Law.

(b) Each of the Company and the Buyer hereby covenants and agrees to use commercially reasonable efforts to secure, and not to take any action that will have the effect of delaying, impairing or impeding, the early termination or expiration of any waiting periods under the Hart-Scott-Rodino Act or any other applicable Antitrust Law and the approval of any Governmental Entities related thereto for the transactions contemplated hereby. The Parties (other than the Company Stockholder Representative) shall each cooperate reasonably with one another in connection with resolving any inquiry or investigation by any Governmental Entities relating to their respective Antitrust Filings or the transactions contemplated hereby. Without limiting the foregoing, each Party (other than the Company Stockholder Representative) shall (i) promptly inform the other Parties of any written or oral communication received from any Governmental Entities relating to its Antitrust Filing or the transactions contemplated hereby (and, if in writing, furnish the other Party with a copy of such communication); (ii) use its commercially reasonable efforts to respond as promptly as practicable to any request from any Governmental Entities for information, documents or other materials in connection with the review of the Antitrust Filings or the transactions contemplated hereby; (iii) provide to the other Parties, and permit the other Parties to review and comment in advance of submission, all proposed correspondence, filings, and written communications to any Governmental Entities with respect to the transactions contemplated hereby; and (iv) not participate in any substantive meeting or discussion with any Governmental Entities in respect of any investigation or inquiry related to the Antitrust Filings and concerning the transactions contemplated hereby unless it consults with the other Party in advance and, except as prohibited by applicable Law or Governmental Entity, gives the other Parties the opportunity to attend and participate thereat. The Parties (other than the Company Stockholder Representative) will consult and cooperate with each other, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with proceedings under or relating to any Antitrust Law, except as may be prohibited or restricted by Law.

(c) During the period from the date of this Agreement to the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, the Company shall use its commercially reasonable efforts to obtain, at its expense, all such waivers, consents or approvals from third parties, and to give all such notices to third parties listed in Section 2.4 of the Disclosure Schedule.

4.3 Obtaining Requisite Stockholder Approval; Appraisal Rights Notice.

(a) The Company shall use its commercially reasonable efforts to procure and make effective the Requisite Stockholder Approval within twenty four (24) hours, and in any event as promptly as possible, after the execution and delivery of this Agreement.

(b) After the Requisite Stockholder Approval has been obtained, the Company shall send, pursuant to Sections 228 and 262(d) of the Delaware General Corporation Law, a written notice to all stockholders of the Company that did not execute the written consent under which the Requisite Stockholder Approval was obtained informing them that this Agreement and the Merger were adopted and approved and that appraisal rights are available for their Company Shares pursuant to Section 262 of the Delaware General Corporation Law (which notice shall include a copy of such Section 262).

4.4 Operation of Business. Except as contemplated by this Agreement, during the period from the date of this Agreement to the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, the Company shall (and shall cause each Subsidiary to) conduct its operations in the Ordinary Course of Business and in material compliance with all applicable Laws and, to the extent consistent therewith, use its commercially reasonable efforts to preserve intact its current business organization, keep its physical assets in good working condition, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall not be impaired in any material respect. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, the Company shall not (and shall cause each Subsidiary not to), without the written consent of the Buyer (such consent not to be unreasonably withheld or delayed):

(a) issue or sell any stock or other securities of the Company or any Subsidiary or any options, warrants or rights to acquire any such stock or other securities (except pursuant to the conversion or exercise of Preferred Shares or Company Options outstanding on the date hereof, the conversion or exchange of securities of any Subsidiary into Company Shares or the granting of Company Options to “new hires” of the Company or any Subsidiary consistent with past practice) or repurchase or redeem any stock or other securities of the Company (except from former employees, directors or consultants in accordance with agreements providing for the repurchase of shares at their original issuance price in connection with any termination of employment with or services to the Company or any Subsidiary and except for the redemption of securities of any Subsidiary in exchange for the issuance of Company Shares);

(b) split, combine or reclassify any shares of its capital stock; or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;

(c) create, incur or assume any indebtedness for borrowed money (including obligations in respect of capital leases); assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person; or make any loans, advances or capital contributions to, or investments in, any other Person other than advances for out-of-pocket expenses to employees of the Company or any Subsidiary in the Ordinary Course of Business;

(d) other than the amendment to the Company Stock Plans described on Section 4.4(d) of the Disclosure Schedule, enter into, adopt, amend or terminate (other than as provided in Section 4.9) any Employee Benefit Plan or any employment or severance agreement or arrangement of the type described in Section 2.20(k), except as required to comply with applicable Law, increase in any manner the compensation or fringe benefits of any of its employees whose base salary is greater than $150,000 per year, increase in any material manner the compensation or fringe benefits of any of its employees whose base salary is less than $150,000 per year, materially modify the employment terms of any of its directors, officers or employees, generally or individually, or, other than in the Ordinary Course of Business, pay any bonus or other benefit to its directors, officers or employees (except for existing payment obligations listed in Section 2.20 of the Disclosure Schedule or except as otherwise provided on Section 4.4(d) of the Disclosure Schedule) or hire any new officers or any new employees other than at-will employees (or employees hired by the Company or any Subsidiary on such Person’s standard form letter of hire) hired in the Ordinary Course of Business (and the Company shall give the Buyer prompt notice of any such hiring);

(e) acquire, sell, lease, license or dispose of any assets or property (including any shares or other equity interests in or securities of any Subsidiary or any corporation, partnership, association or other business organization or division thereof) other than (i) purchases of supplies and sales of products in the Ordinary Course of Business and (ii) the issuance of Company Shares in exchange for Class A-1 Exchangeable Shares and Common Exchangeable Shares of the Canadian Subsidiary in connection with the Pre-Closing Exchange;

(f) mortgage or pledge any of its property or assets or subject any such property or assets to any Security Interest;

(g) discharge or satisfy any Security Interest or pay any obligation or liability other than in the Ordinary Course of Business and other than the payment of fees and expenses incurred by the Company and the Subsidiaries in connection with this Agreement and the Merger and any stay bonus and/or severance payments to employees of the Company and the Subsidiaries (which payments shall be counted in all calculations of Closing Net Working Capital) in accordance with the terms of this Agreement;

(h) amend its charter, by-laws or other organizational documents;

(i) change its accounting methods, principles or practices, except insofar as may be required by a change in GAAP;

(j) except as required by Law, make or change any Tax election, change an annual accounting period, file any amended Tax Return, enter into any closing agreement, waive or extend any statute of limitations with respect to Taxes, settle or compromise any Tax liability, claim or assessment, surrender any right to claim a refund of Taxes;

(k) enter into, amend, terminate, take or omit to take any action that would constitute a violation of or default under, or waive any rights under, any contract or agreement of a nature required to be listed in Section 2.11, Section 2.12 or Section 2.14 of the Disclosure Schedule, other than any such waivers of rights in the Ordinary Course of Business;

(l) make or commit to make capital expenditures in excess of two hundred fifty thousand ($250,000) in the aggregate;

(m) institute or settle any Legal Proceeding;

(n) increase the list price of any Company Component other than in the Ordinary Course of Business;

(o) modify, in any material manner, the bill of materials or other specifications used to produce any Company Component other than in the Ordinary Course of Business; or

(p) agree in writing or otherwise to take any of the foregoing actions.

4.5 Access to Information.

(a) From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall (and shall cause each Subsidiary to) permit representatives of the Buyer to have full access (at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Company and the Subsidiaries) to all premises, properties, financial, tax and accounting records (including the work papers of the Company’s independent accountants), contracts, other records and documents, and personnel, of or pertaining to the Company and each Subsidiary; provided, however, that the Company will not provide pricing or bid information in any circumstance where the Company and the Buyer are competing for a sale.

(b) Within twenty five (25) days after the end of each month ending prior to the Closing, beginning with May 2011, the Company shall furnish to the Buyer (with a copy to the Company Stockholder Representative) an unaudited income statement for such month and a balance sheet as of the end of such month, prepared on a basis consistent with the financial statements described in clause (b) of the definition of Financial Statements. The Company shall use commercially reasonable efforts to prepare such financial statements such that they present fairly the financial condition and results of operations of the Company and the Subsidiaries on a consolidated basis as of the dates thereof and for the periods covered thereby, and shall be consistent with the books and records of the Company and the Subsidiaries provided that such financial statements will be subject to normal recurring year-end adjustments consistent with past practice.

(c) Any information obtained by the Buyer under this Agreement shall be subject, to the extent applicable, to the terms and conditions of the Confidentiality Agreement.

4.6 Notice of Breaches. From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall promptly deliver to the Buyer supplemental information concerning events or circumstances occurring subsequent to the execution and delivery of this Agreement which would render any representation, warranty or statement in this Agreement or the Disclosure Schedule inaccurate or incomplete in any respect or that would, if uncured, cause any of the conditions to Closing set forth in Article V not to be satisfied. No such supplemental information shall be deemed to alter the Company’s representations and warranties or its statements and disclosures in the Disclosure Schedule, or to avoid or cure any misrepresentation or breach of warranty by the Company or to constitute an amendment of any of the Company’s representations or warranties in this Agreement or any of the Company’s statements and disclosures in the Disclosure Schedule.

4.7 Exclusivity.

(a) From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall not, and the Company shall require each of its officers, directors, employees, representatives and agents (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, encourage or otherwise facilitate any inquiry, proposal, offer or discussion with any party (other than the Buyer) concerning any merger, reorganization, consolidation, recapitalization, business combination, liquidation, dissolution, share exchange, sale of all or any material portion of stock, sale of all or any material portion of assets or similar business transaction involving the Company, any Subsidiary or any division of the Company (any such transaction, an “Alternative Transaction”), (ii) license all or any material portion of the Company Intellectual Property outside the Ordinary Course of Business, (iii) furnish any non-public information concerning the business, properties or assets of the Company, any Subsidiary or any division of the Company to any party (other than the Buyer), in each case, in connection with an Alternative Transaction or (iv) engage in discussions or negotiations with any party (other than the Buyer) concerning any Alternative Transaction; provided, however, that prior to receipt of the Requisite Stockholder Approval, the Company may, in response to a bona fide, written Proposal (as defined in Section 4.7(e)) that is made by a Person the Board of Directors of the Company determines, in good faith, is reasonably capable of making a Superior Proposal (as defined in Section 4.7(e)) and that the Board of Directors of the Company determines, in good faith, after consultation with the Company’s financial advisor and outside counsel, is reasonably likely to lead to a Superior Proposal that was not solicited by the Company or any of its Representatives and that did not otherwise result from a breach or a deemed breach of this Section 4.7, and subject to compliance with Section 4.7(c) below, (x) furnish information with respect to the Company to the person making such Proposal pursuant to a confidentiality agreement not less restrictive of the other party than the Confidentiality Agreement and (y) participate in discussions or negotiations (including solicitation of a revised Proposal) with such Person and its officers, directors, employees, Affiliates, investment bankers, advisors, representatives or agents regarding any Proposal.

(b) The Board of Directors of the Company shall not approve or recommend any Proposal by a third party, or withdraw or modify in a manner adverse to the Buyer its approval or recommendation of this Agreement or the transactions contemplated hereby, including the Merger, or fail to solicit the vote of its stockholders as required by this Agreement or enter into a definitive agreement with respect to a Superior Proposal or publicly resolve to do any of the foregoing. Notwithstanding the foregoing, the Board of Directors of the Company may withdraw or modify its approval or recommendation of the Requisite Stockholder Approval; provided that each of the following shall have been true and complied with, as applicable, prior to the Board of Directors of the Company or the Company, as the case may be, taking any such action: (i) the Requisite Stockholder Approval shall not have been previously obtained, (ii) the Board of Directors of the Company has received a Superior Proposal, (iii) in light of such Superior Proposal the Board of Directors of the Company shall have determined in good faith, after consultation with outside counsel, that the failure to withdraw or modify its approval or recommendation of the Requisite Stockholder Approval is reasonably likely to result in a breach of its fiduciary duty under applicable Law, (iv) Company has notified the Buyer in writing of the determinations described in clause (iii) of this Section 4.7(b), (v) at least three business days following receipt by the Buyer of the notice referred to in clause (iv) of this Section 4.7(b), and taking into account any revised proposal made by the Buyer since receipt of the notice referred to in clause (iv) above, such Superior Proposal remains a Superior Proposal and the Board of Directors of the Company has again made the determinations referred to in clause (iii) of this Section 4.7(b), and (vi) the Company is in compliance with this Section 4.7.

(c) The Company shall promptly advise the Buyer orally and in writing of (A) the receipt by it or by any of its Representatives after the date hereof of any Proposal, or any inquiry which could reasonably be expected to lead to a Proposal, or any request for nonpublic information in connection with such a Proposal and (B) the terms and conditions of any such Proposal or inquiry. Such notice to the Buyer will indicate in reasonable detail the identity of the person making, and the terms of, the Proposal or inquiry. The Company shall (i) keep the Buyer fully informed of the status including any change to the material terms or details of any Proposal or inquiry and (ii) provide to the Buyer as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to the Company from any third party in connection with any Proposal or sent or provided by the Company to any third party in connection with any Proposal.

(d) Nothing contained in this Section 4.7 shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any required disclosure to the Company Stockholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with outside counsel, failure so to disclose would be inconsistent with its obligations under applicable law. Notwithstanding anything in this Section 4.7, the Board of Directors of the Company may not take any action that would result in the Company Stockholders no longer being legally capable under Delaware General Corporation Law of validly approving the Merger.

(e) For purposes of this Agreement:

(i) “Proposal” means any inquiries, proposals, offers or bids with respect to an Alternative Transaction; and

(ii) “Superior Proposal” means any Proposal made by a third party (other than the Buyer, Merger Sub or any Affiliate thereof) that (1) contains terms that the Board of Directors of the Company determines in good faith to be superior from a financial point of view to the holders of Company Shares than the transactions contemplated by this Agreement (based on the advice of a nationally recognized independent financial advisor), taking into account all the terms and conditions of such proposal and this Agreement (including any proposal by the Buyer to amend the terms of the this Agreement and the transactions contemplated hereby) and (2) is reasonably likely to be consummated, taking into account all financial, regulatory, legal and other aspects of such proposal, and assuming this Agreement has been terminated.

4.8 Expenses. Except as set forth in Sections 4.2 and 4.13(b), Article VI and the Escrow Agreement, each of the Parties shall bear its own costs and expenses (including investment banking, legal and accounting fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

4.9 Retention of Key Employees; Benefits.

(a) Prior to the Closing, the Company shall use reasonable efforts to support the Buyer in retaining in the employ of the Surviving Corporation after the Closing the employees of the Company identified in Section 4.9(a) of the Disclosure Schedule (the “Key Employees”) and shall use reasonable efforts to support the Buyer in causing the employees identified in Section 4.9(b) of the Disclosure Schedule (the “Designated Employees”) to enter into the Buyer’s standard form of confidentiality, non-solicitation and assignment of inventions agreement (the “Buyer Form NDA”). In connection therewith, the Company shall use reasonable efforts to support the Buyer in the following ways: (i) prior to the Closing, delivering copies of the Buyer Form NDA to the Designated Employees, and (ii) prior to the Closing, delivering copies of such employment agreements for Key Employees as Buyer may reasonably request. In addition, prior to the Closing, the Company shall use reasonable efforts to facilitate meetings between the Buyer and the Key Employees and the Designated Employees. Notwithstanding anything to the contrary set forth in this Section 4.9(a), in no event shall the Company be required to dispose of assets or make any changes to its business, terminate any employee (or threaten to do the same), expend any funds (or agree to do the same) or incur any other burden, liability or obligation in connection with complying with its obligations in this Section 4.9(a).

(b) Subject to Section 4.9(c), the Company and the Company Stockholder Representative acknowledge and agree that it is the intent of Buyer to offer, or to cause the Surviving Corporation to offer, continued employment or a consulting relationship with the Buyer, on terms satisfactory to the Buyer, to the Key Employees and the Designated Employees and, in the sole discretion of the Buyer, continue the employment of the other Company employees (collectively, the “Hired Company Employees”). Buyer shall, and shall cause the Surviving Corporation to, treat, and cause the applicable benefit plans to treat, the service of the Hired Company Employees with the Company or any of its Subsidiaries attributable to any period before the Effective Time as service rendered to the Buyer or the Surviving Corporation for purposes of eligibility to participate, vesting and for levels of benefits other than for defined benefits plans and only to the extent taken in account under the Company’s comparable benefit plans. Without limiting the foregoing, the Buyer shall cause any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under any health or similar plan of the Buyer to be waived with respect to the Hired Company Employees and their eligible dependents, to the extent waived under the corresponding plan in which the Hired Company Employees participated immediately prior to the Closing Date, and any deductibles paid by the Hired Company Employees under any of the Company’s or its Subsidiaries’ health plans in the plan year in which the Closing Date occurs shall be credited towards deductibles under the health plans of the Buyer or any direct or indirect subsidiary of the Buyer. The Buyer shall, and shall cause the Surviving Corporation to, use commercially reasonable efforts and subject to applicable Law to make appropriate arrangements with its insurance carrier(s) to ensure such result and only to the extent that Hired Company Employees become subject to or eligible to participate in employee benefits plans of the Buyer or the Surviving Corporation during the current plan year.

(c) No provision of this Section 4.9 shall create any third-party beneficiary rights in any employee or former employee (including any beneficiary or dependent thereof) of the Company or any Subsidiary in respect of continued employment (or resumed employment) with the Buyer, the Surviving Corporation or any of the Buyer’s direct or indirect subsidiaries, and no provision of this Section 4.9 shall create such rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any employee program or any plan or arrangement that may be established by the Buyer or any of its direct or indirect subsidiaries. No provision of this Agreement shall constitute a limitation on the rights to amend, modify or terminate after the Effective Time any such plans or arrangements of the Buyer or any of its direct or indirect subsidiaries.

4.10 Termination of 401 (k) Plan.

(a) The Company’s Board of Directors or, if appropriate, any committee administering the Company’s 401(k) plan (the “401(k) Plan”), shall adopt such resolutions or take such other actions as are required to terminate the 401(k) Plan no later than the day before the Closing Date, on terms satisfactory to Buyer.

(b) The Buyer shall (or shall cause the Surviving Corporation to) take such actions as are necessary to cause a retirement plan maintained by it or one of its ERISA Affiliates that is qualified under Section 401 (a) of the Internal Revenue Code to accept direct and indirect rollover distributions of the Company’s employees’ balances under the Company’s 401(k) Plan, including promissory notes evidencing outstanding plan loans (if any), but only to the extent that the Buyer’s applicable retirement plan provides for participant plan loans and subject to the outside administrator of the Buyer’s applicable retirement plan accepting such plan loan (and the Buyer shall use reasonable best efforts to cause such administrator to accept such loan).

4.11 280G Payments Vote. To the extent the Company (in consultation with the Buyer) reasonably determines that such a vote is required, prior, to the Effective Time, the Company shall submit to a stockholder vote, in a manner that satisfies the stockholder approval requirements under Section 280G(b)(5)(B) of the Internal Revenue Code and regulations promulgated thereunder, the right of any “disqualified individual” (as defined in Section 280G(c) of the Internal Revenue Code) to receive any and all payments (or other benefits) contingent on the consummation of the transactions contemplated by this Agreement (within the meaning of

Section 280G(b)(2)(A)(i) of the Internal Revenue Code) to the extent necessary so that, no payment received by such “disqualified individual” shall be a “parachute payment” under Section 280G(b) of the Internal Revenue Code (determined without regard to Section 280G(b)(4) of the Internal Revenue Code). Such vote shall establish the disqualified individual’s right to the payment or other compensation and the Company shall obtain any required waivers or consents from the disqualified individual prior to the vote. In connection with such vote, the Company shall provide adequate disclosure to the Company Stockholders of all material facts concerning all payments to any such disqualified individual that, but for such vote, could be deemed “parachute payments” under Section 280G of the Internal Revenue Code in a manner that satisfies Section 280G(b)(5)(B)(ii) of the Internal Revenue Code and regulations promulgated thereunder. The Buyer and its counsel shall have the right to review and comment on all documents required to be delivered to the Company Stockholders in connection with such vote (including the disclosure described above) and any required disqualified individual waivers or consents and Buyer and its counsel shall be provided copies of all vote documents executed by the stockholders and disqualified individuals.

4.12 FIRPTA. Prior to the Closing, the Company shall deliver or cause to be delivered to the Buyer a certification that the Company Shares are not United States real property interests as defined in Section 897(c) of the Internal Revenue Code, together with a notice to the Internal Revenue Service, in accordance with the Treasury Regulations under Sections 897 and 1445 of the Internal Revenue Code. If the Company has not provided such certification and notice to the Buyer on or before the Closing Date, the Buyer shall be permitted to withhold from the payments to be made pursuant to this Agreement any required withholding Tax under Section 1445 of the Internal Revenue Code.

4.13 Indemnification and Insurance.

(a) Buyer and Merger Sub agree that all rights to indemnification or exculpation now existing in favor of, and all limitations on the personal liability of, each present and former director, officer, employee, fiduciary and agent of the Company and its Subsidiaries provided for in their respective certificates of incorporation, charters, by-laws or otherwise in effect as of the date hereof shall continue in full force and effect for a period of six (6) years from the Effective Time. During such period, Buyer shall not, nor shall it permit the Surviving Corporation or any of its Subsidiaries to, amend, repeal or otherwise modify such provisions for indemnification in any manner that would materially and adversely affect the rights thereunder of any individual who at any time on or prior to the Effective Time was a director, officer, employee, fiduciary or agent of the Company or its Subsidiaries in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by applicable Law; provided, however, that all rights to indemnification in respect of any claims asserted or made within such period shall continue until the disposition of such claim. From and after the Effective Time, the Buyer and the Surviving Corporation also agree to indemnify and hold harmless the present and former officers and directors of the Company or any Subsidiary in respect of acts or omissions occurring prior to the Effective Time to the extent provided in any written indemnification agreements with the Company or any Subsidiary except with respect to matters for which the Buyer is indemnified under Article VI. Notwithstanding any other rights to indemnification any such director, officer, employee, fiduciary and agent may have, including without limitation from any private equity or venture capital fund or management company with which such Person was or is affiliated or associated, the obligations specified herein are to be the primary source of indemnification for such Person.

(b) Prior to the Effective Time, the Company shall purchase an extension (the “D&O Tail Insurance”) of its directors’ and officers’ liability insurance covering those persons who are currently covered by the current Company directors’ and officers’ liability insurance policy (the “Company Insured Parties”) on terms not substantially less favorable to the Company Insured Parties than those of Company’s current directors’ and officers’ liability insurance policy a copy of which has been made available to the Buyer. The D&O Tail Insurance shall provide coverage for a period of six (6) years from the Effective Time for losses to which the Company Insured Parties may be subject based on pre-Closing occurrences. The premium for the six years of coverage of D&O Tail Insurance shall be determined prior to the Effective Time, and is referred to herein as the “D&O Tail Insurance Premium Amount.” The Company shall pay fifty percent (50%) of the D&O Tail Insurance Premium Amount and such payment will be deemed to be a Transaction Expense, the Buyer shall pay the remainder of the D&O Tail Insurance Premium Amount and such payment will not be deemed to be a Transaction Expense. The Buyer shall, and shall cause the Surviving Corporation to, maintain in full force and effect the D&O Tail Insurance for a period of six (6) years from the Effective Time, and continue to honor the obligations thereunder.

(c) In the event Buyer or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary proper provision shall be made so that the successors and assigns of the Buyer or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 4.13.

(d) The obligations under this Section 4.13 shall not be terminated or modified in such a manner as to adversely affect any Company Insured Party to whom this Section 4.13 applies without the consent of such affected Company Insured Party (it being expressly agreed that the Company Insured Parties to whom this Section 4.13 applies shall be third party beneficiaries of this Section 4.13 and shall be entitled to enforce the covenants contained herein).

ARTICLE V

CONDITIONS TO CONSUMMATION OF MERGER

5.1 Conditions to Obligations of the Buyer and Merger Sub. The obligation of each of the Buyer and Merger Sub to consummate the Merger is subject to the satisfaction (or waiver by the Buyer) of the following additional conditions:

(a) this Agreement and the Merger shall have received the Requisite Stockholder Approval, and no more than five percent (5%) of the Company Shares issued and outstanding immediately prior to the Effective Time (including for the avoidance of doubt, any Company Shares issued pursuant to the Pre-Closing Exchange) shall be Dissenting Shares;

(b) the Company and the Subsidiaries shall have obtained at their own expense (and shall have provided copies thereof to the Buyer) all of the waivers, permits, consents, approvals or other authorizations, and effected all of the registrations, filings and notices, referred to or incorporated by reference in Section 5.1(b) of the Disclosure Schedule;

(c) (i) the representations and warranties of the Company set forth in this Agreement (other than those representations and warranties set forth in Sections 2.1, 2.3, 2.6(b) and 2.26 and in clauses (a), (b), (c), (d) and (f) of Section 2.2) shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except (i) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, and (ii) where the failure to be true and correct (without regard to any materiality or Company Material Adverse Effect qualifications contained therein) has not had, or would not reasonably be expected to result in, a Company Material Adverse Effect), and (ii) the representations and warranties set forth in Sections 2.1, 2.3, 2.6(b) and 2.26 and in clauses (a), (b), (c), (d) and (f) of Section 2.2 shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date), and the Buyer shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect;

(d) the Company shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

(e) no Legal Proceeding shall be pending or threatened in writing wherein an unfavorable judgment, order, decree, stipulation or injunction could reasonably be expected to (i) prevent consummation of the transactions contemplated by this Agreement, (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation or (iii) have, individually or in the aggregate, a Company Material Adverse Effect, and no such judgment, order, decree, stipulation or injunction shall be in effect;

(f) the Company shall have delivered to the Buyer and Merger Sub the Company Closing Certificate;

(g) the Buyer shall have received copies of the resignations, effective as of the Closing, of each director and officer of the Company and the Subsidiaries from such positions as a director or officer, as applicable (other than any such resignations which the Buyer designates, by written notice to the Company, as unnecessary);

(h) all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated; and

(i) the Buyer shall have received such other certificates and instruments (including certificates of good standing of the Company and the Subsidiaries in their jurisdiction of organization and the various foreign jurisdictions in which they are qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it shall reasonably request in connection with the Closing.

5.2 Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following additional conditions:

(a) The representations and warranties of the Buyer and Merger Sub set forth in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except (i) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date and (ii) where the failure to be true and correct (without regard to any materiality qualifications contained therein), individually or in the aggregate, has not resulted in any material adverse effect on the ability of the Buyer or Merger Sub to consummate, including any material delay in the Buyer’s ability to consummate, the transactions contemplated by this Agreement).

(b) each of the Buyer and Merger Sub shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

(c) no Legal Proceeding shall be pending or threatened in writing wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of the transactions contemplated by this Agreement or (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation, and no such judgment, order, decree, stipulation or injunction shall be in effect;

(d) the Buyer shall have delivered to the Company the Buyer Closing Certificate;

(e) the Buyer shall have delivered to the Company the Escrow Agreement executed by the Buyer, the Company Stockholder Representative and the Escrow Agent;

(f) this Agreement and the Merger shall have received the Requisite Stockholder Approval;

(g) all applicable waiting periods (and any extensions thereof) under the Hart- Scott-Rodino Act shall have expired or otherwise been terminated; and

(h) the Company shall have received such other certificates and instruments (including certificates of good standing of the Buyer and Merger Sub in their jurisdiction of organization, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it shall reasonably request in connection with the Closing.

ARTICLE VI

INDEMNIFICATION

6.1 Indemnification. Subject to the terms and conditions of this Agreement and the Escrow Agreement, from and after the Closing, the Buyer or any Affiliate thereof shall be indemnified in respect of, and held harmless against, in each case, solely from the Escrow Fund, any and all Losses incurred or suffered by the Surviving Corporation or the Buyer or any Affiliate thereof resulting from, relating to or constituting:

(a) any inaccuracy in any representation or breach of any warranty of the Company contained in this Agreement or any other agreement or instrument executed by the Company and furnished by the Company to the Buyer pursuant to this Agreement, whether as of the date of this Agreement or as of the Closing Date (except to the extent such representations or warranties are specifically made as of a particular date, in which case, as of such date);

(b) any breach or nonperformance of (or noncompliance with) any covenant or agreement of the Company contained in this Agreement or any agreement or instrument furnished by the Company to the Buyer pursuant to this Agreement;

(c) any amount by which the Working Capital Escrow Fund is insufficient to satisfy in full the Working Capital Escrow Deficit as determined in accordance with Section 1.8(b) and Section 1.13; or

(d) any claim made by holders of Dissenting Shares to the extent Losses exceed the amount the holders of such Dissenting Shares would have otherwise received under this Agreement; provided, that (i) the Buyer and the Surviving Corporation will have given the Company Stockholder Representative (A) written notice of any written demand for appraisal, withdrawal of a demand for appraisal and any other instrument served pursuant to Section 262 of the Delaware General Corporation Law received by the Buyer, the Surviving Corporation or any Affiliate thereof and (B) an opportunity to participate in the negotiations and proceedings with respect to such Dissenting Shares; (ii) the Buyer and the Surviving Corporation will have used commercially reasonable efforts to resolve the dispute regarding such Dissenting Shares; and (iii) such payments are made pursuant to either a (X) written settlement agreement that is approved by the Company Stockholder Representative (not to be unreasonably withheld, delayed or conditioned) or (Y) final, non-appealable judgment of a court of competent jurisdiction.

6.2 Indemnification Claims.

(a) Third Party Claims. All claims for indemnification made under this Agreement resulting from, related to or arising out of a third-party claim against an Indemnified Party shall be made in accordance with the following procedures. A Person entitled to indemnification under this Article VI (an “Indemnified Party”) shall give prompt written notification to the Company Stockholder Representative (a “Third Party Claim Notice”) of the commencement of any action, suit or proceeding relating to a third party claim for which indemnification may be sought or, if earlier, upon the assertion of any such claim by a third party; provided, that a failure to notify or delay in notifying the Company Stockholder Representative will not relieve the Company Stockholder Representative of its obligations pursuant to this Article VI, except to the extent that such claim is actually prejudiced as a result thereof. Such Third Party Claim Notice shall include a description in reasonable detail (to the extent known by the Indemnified Party) of the facts constituting the basis for such third party claim and the amount of the Losses claimed (the “Third Party Claim Amount”). Within 30 days after delivery of such Third Party Claim Notice, the Company Stockholder Representative may, upon written notice thereof to the Indemnified Party, assume control of the defense of any such action, suit, proceeding or claim in which (i) the third-party claimant seeks only the recovery of monetary damages and (ii) the Company Stockholder Representative agrees that, subject to the limitations set forth in this Article VI, the Indemnified Party shall be entitled to indemnification for any Losses incurred or suffered by it resulting from such claim, with counsel reasonably satisfactory to the Indemnified Party. If the Company Stockholder Representative does not assume control of such defense, the Indemnified Party shall control such defense. The party not controlling such defense may participate therein at its own expense (provided that if the non-controlling participating party is the Company Stockholder Representative, the obligation to pay such expenses shall be solely on behalf of the Company Stockholders and in its capacity as the Company Stockholder Representative, not in its individual capacity); provided that if the Company Stockholder Representative assumes control of such defense and the Indemnified Party reasonably concludes, based on advice from counsel, that the Company Stockholder Representative and the Indemnified Party have conflicting interests with respect to such action, suit, proceeding or claim, the reasonable fees and expenses of counsel to the Indemnified Party solely in connection therewith shall be considered Losses for purposes of this Agreement; provided, however, that in no event shall the Indemnified Parties be entitled to be indemnified for the fees and expenses of more than one (1) counsel for all Indemnified Parties. The party controlling such defense shall keep the other party advised of the status of such action, suit, proceeding or claim and the defense thereof and shall consider recommendations made by the other party with respect thereto. If the Company Stockholder Representative does not assume the defense, the Indemnified Party may not agree to any settlement of such action, suit, proceeding or claim without the prior written consent of the Company Stockholder Representative (such consent not to be unreasonably withheld or delayed). The Company Stockholder Representative shall not agree to any settlement of such action, suit, proceeding or claim that (A) does not include a complete release of the Indemnified Party from all liability with respect thereto, (B) imposes any liability, injunction, equitable relief or other obligation on the Indemnified Party, (C) results in Losses in excess of the then Available Escrow Funds or (D) results in a material increase in Taxes of the Surviving Corporation or its Subsidiaries in a tax period ending after the Closing Date, without the prior written consent of the Indemnified Party (such consent not to be unreasonably withheld or delayed). Notwithstanding anything to the contrary in this Section 6.2(a), the Company Stockholder Representative shall not be entitled to control, and the Buyer shall instead control, the defense of any action, suit, proceeding or claim with respect to Taxes of the Company or any of its Subsidiaries attributable to any period ending after the Closing Date.

(b) Procedure for Claims Not Involving Third Parties. An Indemnified Party wishing to assert a claim for indemnification under this Article VI that does not involve a third- party claim shall deliver to the Company Stockholder Representative a Claim Notice. Within 30 days after delivery of a Claim Notice, the Company Stockholder Representative shall deliver to the Indemnified Party a written response in which the Company Stockholder Representative shall (A) agree that the Indemnified Party is entitled to receive all of the Claim Amount (in which case the Company Stockholder Representative shall take such actions as are required pursuant to the Escrow Agreement to cause the Claimed Amount to be released to the Buyer from the Escrow Fund), (B) agree that the Indemnified Party is entitled to receive part, but not all, of the Claim Amount (the “Agreed Amount”) (in which case the Company Stockholder Representative shall take such actions as are required pursuant to the Escrow Agreement to cause the Agreed Amount to be released to the Buyer from the Escrow Fund) or (C) contest that the Indemnified Party is entitled to receive any of the Claim Amount. If the Company Stockholder Representative in such response contests the payment of all or part of the Claim Amount, the Company Stockholder Representative and the Indemnified Party shall use good faith and commercially reasonable efforts to resolve such dispute. If such dispute is not resolved within 60 days following the delivery by the Company Stockholder Representative of such response, the Company Stockholder Representative and the Indemnified Party shall each have the right to submit such dispute to a court of competent jurisdiction in accordance with the provisions of Section 9.12.

(c) Authority of Company Stockholder Representative. The Company Stockholder Representative shall have full power and authority on behalf of each Company Stockholder to take any and all actions on behalf of, execute any and all instruments on behalf of, and execute or waive any and all rights of, the Company Stockholders under this Article VI. The Company Stockholder Representative shall have no liability to any Company Stockholder for any action taken or omitted on behalf of the Company Stockholders pursuant to this Article VI.

6.3 Survival of Representations and Warranties. Each Party’s representations and warranties in this Agreement shall survive the Closing and shall expire on the date that is eighteen (18) months following the Effective Time. If an Indemnified Party delivers to Company Stockholder Representative, before the expiration of a representation or warranty, either a Claim Notice based upon a breach of such representation or warranty, or an Expected Claim Notice based upon a breach of such representation or warranty, then the applicable representation or warranty shall survive until, but only for purposes of, the resolution of any claims arising from or related to the matter covered by such notice. If the legal proceeding or written claim with respect to which an Expected Claim Notice has been given is definitively withdrawn or resolved in favor of the Indemnified Party, the Indemnified Party shall promptly (and in no event later than three (3) days after the date of such withdrawal or resolution) so notify the Company Stockholder Representative; and if the Indemnified Party has delivered a copy of the Expected Claim Notice to the Escrow Agent and funds have been retained in escrow after the Termination Dates (as defined in the Escrow Agreement) with respect to such Expected Claim Notice, the Company Stockholder Representative and the Indemnified Party shall promptly (and in no event later than three (3) days after the date of such withdrawal or resolution) deliver to the Escrow Agent a written notice executed by both parties instructing the Escrow Agent to disburse such retained funds to the Company Stockholders in accordance with the terms of the Escrow Agreement. The rights to indemnification set forth in this Article VI shall not be affected by (i) any investigation conducted by or on behalf of the Indemnified Party or any knowledge acquired (or capable of being acquired) by the Indemnified Party, whether before or after the date of this Agreement or the Closing Date, with respect to the inaccuracy or noncompliance with any representation, warranty, covenant or obligation which is the subject of indemnification hereunder or (ii) any waiver by the Buyer or Merger Sub of any closing condition relating to the accuracy of representations and warranties or the performance of or compliance with agreements and covenants. Nothing in this Section 6.3 shall be construed to limit the survival of covenants, agreements and obligations that by their terms are to be performed or observed after the Effective Time or for which another time period is specified in this Agreement.

6.4 Limitations.

(a) Notwithstanding anything to the contrary herein or in the Escrow Agreement, other than for claims involving fraud, and subject to the provisions of Section 9.14, the Indemnified Parties shall not be able to seek indemnification from the Escrow Fund under this Article VI and the Escrow Agreement unless and until the aggregate Losses for which they or it would otherwise be entitled under this Article VI exceed five hundred thousand dollars ($500,000) (the “Threshold”), at which point the Indemnified Parties shall be entitled to recover from the Escrow Fund all Losses indemnified under this Article VI and not just those Losses in excess of the Threshold. Notwithstanding anything to the contrary herein or the Escrow Agreement, other than for claims involving fraud, and subject to the provisions of Section 9.14, the Indemnified Parties shall not be able to seek indemnification pursuant to this Article VI or the Escrow Agreement for any amount of indemnifiable Losses in excess of the Escrow Fund and the right of the Indemnified Parties to recover for any indemnifiable Losses under this Article VI shall be limited solely and exclusively to the Escrow Fund.

(b) Notwithstanding anything to the contrary herein or in the Escrow Agreement, other than for claims involving fraud, and subject to the provisions of Section 9.14, claims pursuant to this Article VI and/or the Escrow Agreement shall be the sole and exclusive remedy of the Indemnified Parties for (x) indemnifiable Losses under this Article VI and the Escrow Agreement or (y) inaccuracies in or breaches of or failure to perform the representations, warranties, covenants, agreements and obligations of the Company under or in connection with this Agreement or any agreement, document, certificate or instrument executed by the Company and furnished by the Company to the Buyer pursuant to this Agreement, or otherwise in connection with the transactions contemplated by this Agreement. Except for claims for indemnification involving fraud, the Available Escrow Fund shall be the sole and exclusive source of recovery for indemnifiable Losses under this Article VI. In the case of claims for indemnification of Losses resulting from fraud, each Company Stockholder shall be liable only for such holder’s respective Pro Rata Portion of the indemnifiable Losses, and in no event shall any holder’s liability for such Losses exceed the aggregate amount paid to such holder pursuant to Article I of this Agreement.

(c) Nothing in this Section 6.4 shall be construed to limit the Buyer’s rights under Section 9.14. No Company Stockholder shall have any right of contribution or subrogation against the Company or the Surviving Corporation with respect to any breach by the Company of any of its representations, warranties, covenants or agreements.

(d) Notwithstanding anything to the contrary herein or in the Escrow Agreement, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of the Buyer, the Surviving Corporation or any Indemnified Party, after the consummation of the transactions contemplated hereby, to rescind this Agreement or any of the transactions contemplated hereby.

(e) Notwithstanding anything to the contrary herein or in the Escrow Agreement, any Loss for which any Indemnified Party is entitled to indemnification under this Article VI shall be determined without duplication of recovery by reason of the state of facts giving rise to such Loss constituting a breach of more than one representation, warranty, covenant or agreement.

(f) Notwithstanding anything to the contrary herein or in the Escrow Agreement, no Indemnified Party shall be entitled to indemnification pursuant to this Article VI for any Losses to the extent such Losses are included as current liabilities in the Final Revised Closing Net Working Capital.

(g) Notwithstanding anything to the contrary herein or in the Escrow Agreement, the amount of any Losses subject to indemnification under this Article VI shall be calculated net of (i) any insurance proceeds received by any Indemnified Party on account of such Losses and/or (ii) any indemnification payments received by the Indemnified Party from any third party with respect to such Losses. Furthermore, notwithstanding anything to the contrary herein or in the Escrow Agreement, no Indemnified Party shall be entitled to any indemnification under this Article VI or the Escrow Agreement for any Losses to the extent any Indemnified Party could have, with reasonable efforts, mitigated or prevented the Loss.

(h) Notwithstanding anything to the contrary herein or in the Escrow Agreement, any indemnification with respect to Taxes shall be limited to Taxes of the Company or any Subsidiary for taxable periods (or portions thereof) ending on or before the Closing Date.

6.5 Right of Offset. If the Buyer recovers a portion of the Working Capital Escrow Deficit from the Escrow Fund pursuant to Section 6.1(c) (such amount so recovered by the Buyer is referred to as the “Make Whole Amount”), then the Buyer shall be entitled to offset the Make Whole Amount against the Net Earn-Out Amount, if any.

6.6 Tax Treatment of Indemnification Payments. All amounts paid under this Article VI shall be treated as adjustments to the purchase price for all Tax purposes unless otherwise required by Law.

ARTICLE VII

TERMINATION

7.1 Termination of Agreement. The Parties may terminate this Agreement prior to the Closing (whether before or after Requisite Stockholder Approval), as provided below:

(a) the Buyer and the Company may terminate this Agreement by mutual written consent;

(b) the Buyer may terminate this Agreement by giving written notice to the Company in the event the Company is in breach of any representation, warranty or covenant contained in this Agreement, and such breach (i) individually or in combination with any other such breach, would cause the conditions set forth in Section 5.1(c) or Section 5.1(d) not to be satisfied and (ii) is not cured within twenty (20) days following delivery by the Buyer to the Company of written notice of such breach;

(c) the Company may terminate this Agreement by giving written notice to the Buyer in the event the Buyer or Merger Sub is in breach of any representation, warranty or covenant contained in this Agreement, and such breach (i) individually or in combination with any other such breach, would cause the conditions set forth in Section 5.2(a) or Section 5.2(b) not to be satisfied and (ii) is not cured within twenty (20) days following delivery by the Company to the Buyer of written notice of such breach;

(d) the Buyer may terminate this Agreement by giving written notice to the Company in the event that the Requisite Stockholder Approval has not been obtained within the time period specified in Section 4.3(a) provided that if after the expiration of such time period and prior to the time the Buyer terminates this Agreement pursuant to this Section 7.1 (d), the Requisite Stockholder Approval is obtained, then the right to terminate this Agreement pursuant to this Section 7.1(d) shall be unavailable to the Buyer;

(e) the Buyer may terminate this Agreement by giving written notice to the Company if the Closing shall not have occurred on or before July 31, 2011 by reason of the non- satisfaction of any condition precedent under Section 5.1 (unless the non-occurrence of the Closing results primarily from a breach or nonperformance by the Buyer or Merger Sub of any representation, warranty, covenant or agreement contained in this Agreement); or

(f) the Company may terminate this Agreement by giving written notice to the Buyer if the Closing shall not have occurred on or before July 31, 2011 by reason of the non- satisfaction of any condition precedent under Section 5.2 (unless the non-occurrence of the Closing results primarily from a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement).

7.2 Effect of Termination. If any Party terminates this Agreement pursuant to Section 7.1, all obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party (except for any liability of any Party (other than the Company Stockholder Representative) for intentional breaches of this Agreement prior to such termination and obligations under the Confidentiality Agreement).

ARTICLE VIII

DEFINITIONS

For purposes of this Agreement, each of the following terms shall have the meaning set forth below.

“401(k) Plan” shall have the meaning given to it in Section 4.10(a).

“AAA” shall mean the American Arbitration Association.

“Affiliate” shall mean any affiliate, as defined in Rule 12b-2 under the Exchange Act.

“Aggregate Liquidation Preference Amount” shall have the meaning given to it in Section 1.5(a)(i).

“Aggregate Option Consideration” shall mean the aggregate exercise price of all Company Options that are cancelled and converted into the right to receive a payment pursuant to Section 1.7(a).

“Agreed Amount” shall have the meaning given to it in Section 6.2(b).

“Alternative Transaction” shall have the meaning given to it in Section 4.7(a).

“Antitrust Filings” shall have the meaning given to it in Section 4.2(a).

“Antitrust Law” shall mean any federal, state, provincial or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade.

“Applicable Revenue” shall have the meaning given to it in Section 1.14(a)(i).

“Arbitrator” shall have the meaning set forth in Section 6.2(f).

“Available Escrow Fund” shall mean, at any time, the amount then remaining in the Escrow Fund less the amount of any Losses or potential Losses identified in any unresolved Claim Notice or Expected Claim Notice.

“Auditing Firm” shall have the meaning given to it in Section 1.13(c)(iii)(B).

“Bankruptcy and Equity Exception” shall have the meaning given to it in Section 2.3.

“BC” shall have the meaning given to it in Section 2.26.

“best efforts” shall have the meaning given to it in Section 4.9(a).

“business day” (whether such term is capitalized or not) means any day other than Saturday, Sunday or a legal holiday that banks located in Boston, Massachusetts are closed for business.

“Buyer” shall have the meaning set forth in the first paragraph of this Agreement.

“Buyer Closing Certificate” shall mean a certificate to the effect that each of the conditions specified in Section 5.2 is satisfied in all respects.

“Buyer Form NDA” shall have the meaning given to it in Section 4.9(a).

“Canadian Subsidiary” shall have the meaning given to it in Section 1.4(b).

“CERCLA” shall mean the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

“Certificate of Merger” shall mean the certificate of merger attached hereto as Exhibit D and executed in accordance with Section 251(c) of the Delaware General Corporation Law.

“Claim Notice” shall mean written notification which contains (i) a description of the Claimed Amount, (ii) a statement that the Indemnified Party is entitled to indemnification under Article VI with respect to such Claimed Amount and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Claimed Amount.

“Claimed Amount” shall mean the amount of any Losses incurred or reasonably expected to be incurred by the Indemnified Party.

“Class A-1 Exchangeable Shares” shall mean the Class A-1 Exchangeable Shares in the capital of the Canadian Subsidiary.

“Closing” shall mean the closing of the transactions contemplated by this Agreement.

“Closing Date” shall mean the date two (2) business days after the satisfaction or waiver of all of the conditions to the obligations of the Parties to consummate the transactions contemplated hereby (excluding the delivery at the Closing of any of the documents set forth in Article V), or such other date as may be mutually agreeable to the Buyer and the Company.

“Closing Net Working Capital” shall have the meaning given to it in Section 1.13(a).

“Combined Buyer Product” shall have the meaning given to it in Section 1.14(a)(ii).

“Commercial Rules” shall mean the Commercial Arbitration Rules of the AAA.

“Common Cash Amount” shall have the meaning given to it in Section 1.5(a)(ii).

“Common Exchangeable Shares” shall mean the Common Exchangeable Shares in the capital of the Canadian Subsidiary.

“Common Shares” shall mean the shares of Standard Common Stock and the shares of Special Common Voting Stock.

“Company” shall have the meaning set forth in the first paragraph of this Agreement.

“Company Certificates” shall have the meaning given to it in Section 1.12(a).

“Company Closing Certificate” shall mean a certificate to the effect that each of the conditions specified in Section 5.1 is satisfied in all respects.

“Company Components” shall have the meaning given to it in Section 1.14(a)(iii).

“Company Insured Parties” shall have the meaning given to it in Section 4.13(b).

“Company Intellectual Property” shall mean the Company Owned Intellectual Property and the Company Licensed Intellectual Property.

“Company Licensed Intellectual Property” shall mean all Intellectual Property that is licensed to the Company or a Subsidiary by any third party.

“Company Material Adverse Effect” shall mean any change, event, circumstance, occurrence, state of facts or development that, individually or in the aggregate with all other adverse changes, events, circumstances, occurrences, states of facts or developments occurring prior to the determination of a Company Material Adverse Effect, has a material adverse effect on (i) the business, assets and liabilities (taken together), financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated hereby; provided, however, that none of the following constitute, or will be considered in determining whether there has occurred, a Company Material Adverse Effect: (a) changes that are the result of factors generally affecting the industries or markets in which the Company and its Subsidiaries operate; (b) any adverse change, event, circumstance, occurrence, state of facts or development arising out of or resulting from actions contemplated by the Parties in connection with this Agreement or the pendency or announcement of the transactions contemplated by this Agreement, including actions of competitors or any delays or cancellations for products and/or services or losses of employees, business partners or customers; (c) changes in applicable Laws, GAAP or the interpretation of any of the foregoing; (d) any action taken at the written request of Buyer or Merger Sub; (e) any legal or investment banking fees or expenses, or severance, bonus, benefit or other change in control payments under specified executive benefits or employment agreement of the Company or any Subsidiary thereof incurred or made in connection with the transactions contemplated by this Agreement; (f) any failure of the Company or any Subsidiary thereof to meet any projection or forecast prior to the Closing; (g) changes that are the result of economic factors affecting the national, regional or world economy, (h) acts of God, hostilities or acts of war, sabotage or terrorism; and (i) changes in general political or geopolitical conditions; provided that the exceptions in clauses (a), (c), (g), (h) and (i) shall not apply to any change, event, circumstance, occurrence, state of facts or development which disproportionately affects the Company and its Subsidiaries, taken as a whole, when compared to other businesses operating in the industry in which the Company and its Subsidiaries operate.

“Company Option” shall mean each option (other than the conversion right of the Preferred Shares) to purchase or acquire Common Shares.

“Company Owned Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by the Company or a Subsidiary, in whole or in part.

“Company Plan” shall mean any Employee Benefit Plan maintained, or contributed to, by the Company, any Subsidiary or any ERISA Affiliate.

“Company Registrations” shall mean Intellectual Property Registrations that are registered or filed in the name of the Company or any Subsidiary, alone or jointly with others.

“Company Shares” shall mean the Common Shares and the Preferred Shares together.

“Company Source Code” shall mean the source code for any Software included in the Customer Offerings or Internal Systems or other confidential information constituting, embodied in or pertaining to such Software.

“Company Stock Plan” shall mean any stock option plan or other stock or equity-related plan of the Company.

“Company Stockholder Representative” shall have the meaning set forth in the first paragraph of this Agreement.

“Company Stockholder Representative Amount” shall have the meaning set forth in Section 1.3(e).

“Company Stockholder Representative Fund” shall mean the fund established pursuant to Section 1.8(c) and the Escrow Agreement, including the Company Stockholder Representative Amount.

“Company Stockholders” shall mean the holders of record of the Common Shares and Preferred Shares outstanding immediately prior to the Effective Time (including, for the avoidance of doubt, all Common Shares and Preferred Shares issued in connection with the Pre-Closing Exchange) and for all purposes hereof other than Section 1.12, Section 1.13 and Section 1.14, the holders of Company Options that are converted and canceled pursuant to Section 1.7(a).

“Contingent Banking Fees” shall mean the aggregate amounts owed to DB and BC, pursuant to their respective written agreements with the Company in effect on the date hereof (and without regard to any amendment, modification or change to such agreements occurring after the date hereof unless the same has been expressly agreed to by the Company Stockholder Representative in writing), as a result of the payment of the Earn-Out Amount.

“Covered Items” shall have the meaning given to it in Section 2.22(b).

“Customer Offerings” shall mean (a) the products (including Software and Documentation) that the Company or any Subsidiary (i) currently develops, manufactures, markets, distributes, makes available, sells or licenses to third parties, or (ii) has developed, manufactured, marketed, distributed, made available, sold or licensed to third parties within the previous six (6) years, or (iii) currently plans to develop, manufacture, market, distribute, make available, sell or license to third parties in the future and (b) the services that the Company or any Subsidiary (i) currently provides or makes available to third parties, or (ii) has provided or made available to third parties within the previous six (6) years, or (iii) currently plans to provide or make available to third parties in the future. A true and complete list of all Customer Offerings is set forth in Section 2.12(c) of the Disclosure Schedule.

“D&O Tail Insurance” shall have the meaning given to it in Section 4.13(b).

“D&O Tail Insurance Premium Amount” shall have the meaning given to it in Section 4.13(b).

“DB” shall have the meaning given to it in Section 2.26.

“Designated Employees” shall have the meaning given to it in Section 4.9(a).

“Disclosure Schedule” shall mean the disclosure schedule provided by the Company to the Buyer on the date hereof, arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Article II that may contain disclosures in such sections or subsections that shall qualify only the corresponding section or subsection in Article II; provided, however, that any exception to or disclosure in one section shall be deemed to have been disclosed in other sections to the extent that the applicability of such disclosure to such other sections or such other representations and warranties is reasonably apparent from the face of such disclosure to a reader unfamiliar with the Company’s business.

“Dispute” shall mean the dispute resulting if the Company Stockholder Representative in a Response disputes the Company Stockholders’ liability for all or part of the Claimed Amount.

“Dissenting Shares” shall mean Company Shares held as of the Effective Time by a Company Stockholder who has not voted such Company Shares in favor of the adoption of this Agreement and with respect to which appraisal shall have been duly demanded and perfected in accordance with Section 262 of the Delaware General Corporation Law and not effectively withdrawn or forfeited prior to the Effective Time.

“Documentation” shall mean printed, visual or electronic materials, reports, white papers, documentation, specifications, designs, flow charts, code listings, instructions, user manuals, frequently asked questions, release notes, recall notices, error logs, diagnostic reports, marketing materials, packaging, labeling, service manuals and other information describing the use, operation, installation, configuration, features, functionality, pricing, marketing or correction of a product, whether or not provided to end user.

“Earn-Out Amount” shall have the meaning given to it in Section 1.14(a).

“Earn-Out Determination” shall have the meaning given to it in Section 1.14(b).

“Earn-Out Dispute Notice” shall have the meaning given to it in Section 1.14(b).

“Earn-Out Period” shall have the meaning given to it in Section 1.14(a)(iv).

“Earn-Out Statement” shall have the meaning given to it in Section 1.14(b).

“Effective Time” shall mean the time at which the Surviving Corporation files the Certificate of Merger with the Secretary of State of the State of Delaware.

“Employee Benefit Plan” shall mean any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement involving direct or indirect compensation, including insurance coverage, severance benefits, fringe benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-employment compensation.

“Environmental Law” shall mean any federal, state, local or foreign law, statute, rule, order, directive, judgment, Permit or regulation or the common law relating to the environment, occupational health and safety, or exposure of Persons or property to Materials of Environmental Concern, including any statute, regulation, administrative decision or order pertaining to: (i) the presence of or the treatment, storage, disposal, generation, transportation, handling, distribution, manufacture, processing, use, import, export, labeling, recycling, registration, investigation or remediation of Materials of Environmental Concern or documentation related to the foregoing; (ii) air, water or noise pollution; (iii) surface water, groundwater or soil contamination; (iv) the release, threatened release, or accidental release of Materials of Environmental Concern, including emissions, discharges, injections, spills, escapes or dumping of Materials of Environmental Concern; (v) transfer of interests in or control of real property which may be contaminated; (vi) community or worker right-to-know disclosures with respect to Materials of Environmental Concern; (vii) the protection of wild life, marine life and wetlands, and endangered and threatened species; (viii) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles; and (ix) health and safety of employees and other Persons. As used above, the term “release” shall have the meaning set forth in CERCLA.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any entity which is, or at any applicable time was (but only with respect to such time), a member of (1) a controlled group of corporations (as defined in Section 414(b) of the Internal Revenue Code), (2) a group of trades or businesses under common control (as defined in Section 414(c) of the Internal Revenue Code), or (3) an affiliated service group (as defined under Section 414(m) of the Internal Revenue Code or the regulations under Section 414(o) of the Internal Revenue Code), any of which includes or included the Company or a Subsidiary.

“Escrow Agreement” shall have the meaning given to it in Section 1.3(e).

“Escrow Agent” shall mean Wells Fargo Bank, National Association, a national banking association.

“Escrow Amount” shall have the meaning given to it in Section 1.3(e).

“Escrow Fund” shall mean the fund established pursuant to Section 1.8(a) and the Escrow Agreement, including the Escrow Amount.

“Estimated Closing Net Working Capital” shall have the meaning given to it in Section

“Estimated Closing Net Working Capital Certificate” shall have the meaning given to it in Section 1.13(b).

“Estimated Closing Net Working Capital Statement” shall have the meaning given to it in Section 1.13(b).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchangeable Shares” shall have the meaning given to it in Section 1.4(b).

“Expected Claim Notice” shall mean a notice that, as a result of a legal proceeding instituted by or written claim made by a third party, the Indemnified Party reasonably expects to incur Losses for which it is entitled to indemnification under Article VI.

“Exploit” shall mean develop, design, test, modify, make, use, sell, have made, used and sold, import, reproduce, market, distribute, commercialize, support, maintain, correct and create derivative works of.

“Export Control Laws” shall have the meaning given to it in Section 2.22(b).

“Final Earn-Out Amount” shall have the meaning given to it in Section 1.14(b).

“Final Revised Closing Net Working Capital” shall have the meaning given to it in Section 1.13(c)(ii).

“Final Revised Closing Net Working Capital Statement” shall have the meaning given to it in Section 1.13(c)(ii).

“Financial Statements” shall mean: (a) the audited consolidated balance sheets as of December 31, 2008, 2009 and 2010 and statements of income, changes in stockholders’ equity and cash flows of the Company for the fiscal years ending December 31, 2008, 2009 and 2010 and (b) the Most Recent Balance Sheet and the unaudited consolidated statements of income, changes in stockholders’ equity and cash flows for the 3 months ending on the Most Recent Balance Sheet Date, in each case, including any footnotes thereto.

“Firm” shall have the meaning given to in Section 9.16.

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Entity” shall mean United States, Canadian or supranational, foreign, domestic, federal, territorial, provincial, state, municipal or local governmental authority, quasi-governmental authority, government or self-regulatory organization, or any political or other subdivision, department or branch of any of the foregoing, or any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency.

“Grants” shall have the meaning given to it in Section 2.30.

“Hart-Scott-Rodino Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Hired Company Employees” shall have the meaning given to it in Section 4.9(b).

“IEEE” shall have the meaning given to it in Section 2.22(d).

“Import Control Laws” shall have the meaning given to it in Section 2.22(c).

“Indemnified Party” shall have the meaning given to it in Section 6.2(a).

“Initial Closing Net Working Capital Adjustment” shall have the meaning given to it in Section 1.13(b).

“Initial Closing Net Working Capital Excess” shall have the meaning given to it in Section 1.13(b).

“Initial Closing Net Working Capital Shortfall” shall have the meaning given to it in Section 1.13(b).

“Initial Payout Amount” shall have the meaning given to it in Section 1.5(a)(iii).

“Intellectual Property” shall mean the following subsisting throughout the world: (a) Patent Rights; (b) Trademarks and all goodwill in the Trademarks; (c) copyrights, designs, data and database rights and registrations and applications for registration thereof, including moral rights of authors; (d) mask works and registrations and applications for registration thereof and any other rights in semiconductor topologies under the Laws of any jurisdiction; (e) inventions, invention disclosures, statutory invention registrations, trade secrets and confidential business information, know-how, manufacturing and product processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice; and (f) other proprietary rights relating to any of the foregoing (including remedies against infringement thereof and rights of protection of interest therein under the Laws of all jurisdictions).

“Intellectual Property Registrations” means Patent Rights, registered Trademarks, registered copyrights and designs, mask work registrations and applications for each of the foregoing.

“Internal Revenue Code” shall mean the Internal Revenue Code of 1986, as amended.

“Internal Systems” shall mean the Software and Documentation and the computer, communications and network systems (both desktop and enterprise-wide), laboratory equipment, reagents, materials and test, calibration and measurement apparatus used by the Company or any Subsidiary in their business or operations or to develop, manufacture, fabricate, assemble, provide, distribute, support, maintain or test the Customer Offerings, whether located on the premises of the Company or a Subsidiary or hosted at a third party site. All Internal Systems that are material to the business of the Company or any of the Subsidiaries are listed and described in Section 2.12 (c) of the Disclosure Schedule.

“Investment Canada Act” shall mean the Investment Canada Act, as amended, and the applicable regulations thereunder.

“Item of Dispute” shall have the meaning given to it in Section 1.14(b).

“Key Employees” shall have the meaning given to it in Section 4.9(a).

“Knowledge,” in the context of phrases such as “to the knowledge of the Company” or any phrase of similar import (including, without limitation, phrases including the term “aware”), shall be deemed to refer to the actual knowledge of Sohail Kahn, William Burke, Peter Gammel and Stephen Kovacic.

“Laws” shall mean any statute, law (including common law), rule, code, Order, ordinance, treaty or regulation issued or promulgated by any Governmental Entity.

“Lease” shall mean any lease or sublease pursuant to which the Company or a Subsidiary leases or subleases from another party any real property.

“Legal Proceeding” shall mean any action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator.

“Letter of Transmittal” shall have the meaning given to it in Section 1.12(b).

“Losses” shall mean, without duplication, any and all debts, obligations and other liabilities (whether absolute, accrued, contingent, fixed or otherwise, known or unknown, or due or to become due, or otherwise), judgments, monetary damages, fines, fees, penalties, interest obligations and expenses (including amounts paid in settlement, interest, court costs, costs of investigators, fees and reasonable expenses of attorneys, accountants, financial advisors and other experts, and other reasonable expenses of litigation, arbitration or other dispute resolution proceedings relating to a Third-Party Action or an indemnification claim under Article VI); provided, however, that, notwithstanding the foregoing, “Losses” shall not include any incidental, special, punitive, consequential or exemplary damages except (i) to the extent constituting lost profits or (ii) where such damages are awarded (either pursuant to a final, non-appealable judicial award or pursuant to written settlement agreement executed in conformity with Section 6.2(b)) in connection with a Third Party Action.

“Major Stockholder” shall have the meaning given to it in Section 1.12(b).

“Make Whole Amount” shall have the meaning given to it in Section 6.5.

“Materials of Environmental Concern” shall mean any: pollutants or contaminants (as such terms are defined under the Clean Water Act 33 U.S.C. Section 401 et seq), hazardous substances (as such terms are defined under CERCLA), pesticides (as such term is defined under the Federal Insecticide, Fungicide and Rodenticide Act), solid wastes and hazardous wastes (as such terms are defined under the Resource Conservation and Recovery Act), chemicals, other hazardous, radioactive or toxic materials, oil, petroleum and petroleum products (and fractions thereof), or any other material (or article containing such material) listed or subject to regulation under any law, statute, rule, regulation, order, Permit, or directive due to its potential, directly or indirectly, to harm the environment or the health of humans or other living beings.

“Merger” shall mean the merger of Merger Sub with and into the Company in accordance with the terms of this Agreement.

“Merger Sub” shall have the meaning set forth in the first paragraph of this Agreement.

“Most Recent Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company as of the Most Recent Balance Sheet Date and including any footnotes thereto.

“Most Recent Balance Sheet Date” shall mean March 31, 2011.

“Net Earn-Out Amount” shall have the meaning given to it in Section 1.14(e).

“Net Revenue” shall have the meaning given to it in Section 1.14(a)(vi).

“Open Source Materials” means all Software, Documentation or other material that is distributed as “free software,” “open source software” or under a similar licensing or distribution model, including, but not limited to, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), or any other license described by the Open Source Initiative as set forth on www.opensource.org.

“Option Payment” shall have the meaning given to it in Section 1.7(a).

“Ordinary Course of Business” shall mean the ordinary course of business consistent with past custom and practice (including with respect to frequency and amount).

“Orders” shall mean any judgment, order, ruling, injunction, assessment, award, stay, writ or decree of any Governmental Entity.

“Owned Real Property” shall mean each item of real property owned by the Company or a Subsidiary.

“Parties” shall mean the Buyer, Merger Sub, the Company and the Company Stockholder Representative.

“Patent Rights” shall mean all patents, patent applications, utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, reissues and reexaminations).

“Payment Agent” shall have the meaning given to it in Section 1.12(a).

“Permits” shall mean all permits, licenses, registrations, certificates, orders, approvals, franchises, variances, waivers and similar rights issued by or obtained from any Governmental Entity (including those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property).

“Person” shall mean a natural person, partnership (general or limited), corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Pre-Closing Exchange” shall have the meaning given to it in Section 1.4(b).

“Preferred Shares” shall mean the shares of Series A-1 Preferred Stock of the Company and the Special A-1 Voting Stock.

“Proposal” shall have the meaning given to it in Section 4.7(e)(i).

“Pro Rata Portion” shall mean, with respect to any Company Stockholder or any holder of a Company Option, the percentage set forth across from the name of such Company Stockholder or holder of a Company Option on Appendix I, which the Company shall have the right to update prior to the Effective Time, but which percentages in any event shall sum to 100% in the aggregate without any of such percentages being attributable to the Buyer, the Merger Sub, the Company or any Subsidiary in their respective capacities as holders of Company Shares or Company Options prior to the Effective Time.

“Quarterly Earn-Out Determination” shall have the meaning given to it in Section 1.14(b).

“Quarterly Earn-Out Period” shall have the meaning given to it in Section 1.14(b).

“Quarterly Earn-Out Statement” shall have the meaning given to it in Section 1.14(b).

“Representative Reimbursable Expenses” shall have the meaning given to it in Section 1.15(f).

“Representatives” shall have the meaning given to it in Section 4.7(a).

“Required Minimum Closing Net Working Capital” shall have the meaning given to it in Section 1.13(a)(ii).

“Requisite Stockholder Approval” shall mean the adoption of this Agreement and the approval of the Merger by (i) a majority in voting power of the outstanding Company Shares and Special A-1 Voting Stock entitled to vote on this Agreement and the Merger and (ii) a majority in interest (as determined by the aggregate number of votes) of the outstanding shares of Series A-1 Preferred Stock and Special A-1 Voting Stock voting together as a single class.

“Response” shall mean a written response containing the information provided for in Section 6.2(d).

“Revised Closing Net Working Capital Adjustment” shall have the meaning given to it in Section 1.13(c)(ii).

“Revised Closing Net Working Capital” shall have the meaning given to it in Section

“Revised Closing Net Working Capital Statement” shall have the meaning given to it in Section 1.13(c)(i).

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Security Interest” shall mean any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of law), other than (i) mechanic’s, materialmen’s, and similar liens, (ii) liens arising under worker’s compensation, unemployment insurance, social security, retirement, and similar legislation and (iii) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course of Business of the Company and not material to the Company.

“Seller Group” shall have the meaning given to in Section 9.16.

“Series A-1 Liquidation Preference Amount” shall have the meaning given to it in Section 1.5(a)(iv).

“Series A-1 Preferred Stock” shall mean the shares of the Company’s Series A-1 Preferred Stock par value $0.0001 per share.

“Software” shall mean computer software code, applications, utilities, development tools, diagnostics, databases and embedded systems, whether in source code, interpreted code or object code form.

“Special A-1 Voting Stock” shall mean the shares of the Company’s Special A-1 Voting Stock par value $0.0001 per share.

“Special Common Voting Stock” shall mean the shares of the Company’s Special Common Voting Stock par value $0.0001 per share.

“Standard Common Stock” shall mean the shares of the Company’s Standard Common Stock par value $0.0001 per share.

“Subsidiary” shall mean any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which the Company (or another Subsidiary) holds stock or other ownership interests representing (a) more than 50% of the voting power of all outstanding stock or ownership interests of such entity or (b) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

“Superior Proposal” shall have the meaning given to it in Section 4.7(e)(ii).

“Surviving Corporation” shall mean the Company, as the surviving corporation in the Merger.

“Taxes” shall mean any and all taxes, charges, fees, duties, contributions, levies or other similar assessments or liabilities in the nature of a tax, including, without limitation, income, gross receipts, corporation, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, national insurance, business license, business organization, environmental, workers compensation, payroll, profits, severance, stamp, occupation, escheat, windfall profits, customs duties, franchise, estimated and other taxes of any kind whatsoever imposed by the United States of America or any state, local or foreign government, or any agency or political subdivision thereof, and any interest, fines, penalties, assessments or additions to tax imposed with respect to such items.

“Tax Returns” shall mean any and all reports, returns (including information returns), declarations, or statements relating to Taxes including any amendments thereof or attachments thereto required to be filed with or submitted to any Governmental Entity in connection with the determination, assessment, collection or payment of Taxes or in connection with the administration, implementation or enforcement of or compliance with any legal requirement relating to any Tax, and including, for the avoidance of doubt, U.S. Department of the Treasury Form TD F 90-22.1.

“Third Party Action” shall mean any lawsuit or legal proceeding by a Person other than a Person for which indemnification may be sought by such Person under Article VI.

“Third Party Claim Notice” shall have the meaning given to it in Section 6.2(a).

“Third Party Claim Amount” shall have the meaning given to it in Section 6.2(a).

“Threshold” shall have the meaning given to it in Section 6.4(a).

“Trademarks” shall mean all registered trademarks and service marks, logos, Internet domain names, corporate names and doing business designations and all registrations and applications for registration of the foregoing, common law trademarks and service marks and trade dress.

“Transaction Expenses” shall have the meaning given to it in Section 1.5(a)(v).

“Treasury Regulations” shall mean the Treasury regulations promulgated under the Internal Revenue Code.

“Working Capital Escrow Amount” shall have the meaning given to it in Section 1.3(e).

“Working Capital Escrow Deficit” shall have the meaning given to it in Section 1.13(c)(iv).

“Working Capital Escrow Fund” shall mean the fund established pursuant to Section 1.8(b) and the Escrow Agreement, including the Working Capital Escrow Amount.

ARTICLE IX

MISCELLANEOUS

9.1 Press Releases and Announcements. No Party shall issue any press release or public announcement relating to the subject matter of this Agreement without the prior written approval of the other Parties; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law, regulation or stock market rule (in which case the disclosing Party shall use commercially reasonable efforts to advise the other Parties and provide them with a copy of the proposed disclosure prior to making the disclosure); and provided, further, that following Closing and the previous public announcement of the Merger, the Company Stockholder Representative shall be permitted to publicly announce that it has been engaged to serve as the Company Stockholder Representative in connection with the Merger as long as such announcement does not disclose any of the other terms of the Merger or the other transactions contemplated herein.

9.2 Further Assurances; Post-Closing Cooperation. At any time or from time to time after the Closing, at the request of any Party, the other Parties (other than the Company Stockholder Representative) shall execute and deliver to the requesting Party such other documents and instruments, provide such materials and information and take such other actions as the requesting Party may reasonably request to consummate the transactions contemplated by this Agreement and otherwise to cause the other Party or Parties (other than the Company Stockholder Representative) to fulfill its or their respective obligations under this Agreement and the transactions contemplated hereby.

9.3 Third-Party Beneficiaries. The terms and provisions of this Agreement are intended solely for the benefit of the Buyer, Merger Sub, the Company, the Company Stockholder Representative and their respective successors or permitted assigns, and it is not the intention of the Parties to confer third-party beneficiary rights, and this Agreement does not confer any such rights, upon any other Person except, (a) prior to the Effective Time, for the right of Company Stockholders to pursue claims for damages (including damages, as may be determined by a court of competent jurisdiction, based on the consideration payable to the Company Stockholders pursuant to this Agreement) and other relief (including equitable relief) for any breach by the Buyer or the Merger Sub of their obligations to consummate the Merger pursuant to this Agreement, (b) from and after the Effective Time, the rights of Company Stockholders to receive the consideration set forth in Article I and (c) from and after the Effective Time, the rights of the Company Insured Parties to enforce their respective rights under Section 4.13 hereof. The rights granted pursuant to clause (a) of this Section 9.3 shall only be enforceable on behalf of the Company Stockholders by the Company in its sole and absolute discretion, as agent for the Company Stockholders and, consequently, any damages, settlements or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith) may, in the Company’s sole and absolute discretion, be (i) distributed, in whole or in part, by the Company to the Company Stockholders or (ii) retained by the Company for the use and benefit of the Company on behalf of the Company Stockholders in any manner the Company deems fit.

9.4 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, written or oral, with respect to the subject matter hereof; provided that the Confidentiality Agreement dated April 7, 2011, between the Buyer and the Company shall remain in effect in accordance with its terms as against the Company and, until the Effective Time, as against the Buyer.

9.5 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign any of its rights or delegate any of its performance obligations hereunder without the prior written approval of the other Parties. Any purported assignment of rights or delegation of performance obligations in violation of this Section 9.5 is void.

9.6 Counterparts and Facsimile Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile signature.

9.7 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

9.8 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered four (4) business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one (1) business day after it is sent for next business day delivery via a reputable nationwide overnight courier service, or on the same business day (if sent before 2 p.m. local time in the time zone of the recipient’s physical address (as specified below) and otherwise on the next business day) if sent by e-mail or fax with electronic or telephonic confirmation of receipt, in each case to the intended recipient as set forth below:

If to the Company:	Copy to: (which shall not constitute notice):
SiGe Semiconductor, Inc.	Goodwin Procter LLP
200 Brickstone Square	Exchange Place
Suite 203	Boston, MA 02109
Andover, MA 01810	Attn: Jocelyn M. Arel and James R. Kasinger
Attn: Sohail Khan	jarel@goodwinprocter.com
sohail.khan@sige.com	jkasinger@goodwinprocter.com
Telephone: 978-327-6850	Telephone: 617-570-1000
Fax: 978-475-0859	Fax: 617-523-1231

If to the Buyer or Merger Sub:	Copy to: (which shall not constitute notice):
Skyworks Solutions, Inc.	Wilmer Cutler Pickering Hale and Dorr LLP
20 Sylvan Road	60 State Street
Woburn, MA 01801	Boston, Massachusetts 02109
Attn: Mark V.B. Tremallo, General	Attn: Mark G. Borden and Graham Robinson
Counsel, and Robert Terry, Assistant	mark.borden@wilmerhale.com
General Counsel	graham.robinson@wilmerhale.com
mark.tremallo@skyworksinc.com	Telephone: 617-526-6000
robert.terry@skyworksinc.com	Fax: 617-526-5000
Telephone: 781-376-3000
Fax: 781-376-3310

If to the Company Stockholder	Copy to: (which shall not constitute notice):
Representative:
Shareholder Representative Services	Goodwin Procter LLP
LLC	Exchange Place
601 Montgomery Street, Suite 2020	Boston, MA 02109
San Francisco, CA 94111	Attn: Jocelyn M. Arel and James R. Kasinger
Attn: Managing Director	jarel@goodwinprocter.com
deal s@ sharehol derrep.com	jkasinger@goodwinprocter.com
Telephone: 415-367-9400	Telephone: 617-570-1000
Fax: 415-962-4147	Fax: 617-523-1231

Any Party may give any notice, request, demand, claim or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, or ordinary mail), but no such notice, request, demand, claim or other communication that is given by such other means shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties a minimum of five (5) business days’ prior written notice in the manner herein set forth.

9.9 Amendments and Waivers. The Parties may mutually amend any provision of this Agreement at any time prior to the Closing; provided, however, that any amendment effected subsequent to the Requisite Stockholder Approval shall be subject to any restrictions contained in the Delaware General Corporation Law. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties or, after the Effective Time, by the Buyer, the Surviving Corporation and the Company Stockholder Representative. No waiver of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the Party giving such waiver. No waiver by any Party with respect to any default, misrepresentation or breach of warranty or covenant hereunder shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

9.10 Severability; Invalid Provisions. If any provision of this Agreement is finally judicially determined to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any Party under this Agreement will not be materially and adversely affected thereby, (a) such provision shall be fully severable, (b) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom, and (d) in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

9.11 Governing Law. All matters arising out of or relating to this Agreement and the transactions contemplated hereby (including without limitation its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdictions other than those of the State of Delaware.

9.12 Submission to Jurisdiction. Each Party (a) submits to the jurisdiction of any state or federal court sitting in the City of Dover or Wilmington in the State of Delaware in any action or proceeding arising out of or relating to this Agreement (including any action or proceeding for the enforcement of any arbitral award made in connection with any arbitration of a Dispute hereunder), (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) waives any claim of inconvenient forum or other challenge to venue in such court, (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court; provided in each case that, solely with respect to any arbitration of a Dispute, the Arbitrator shall resolve all threshold issues relating to the validity and applicability of the arbitration provisions of this Agreement, contract validity, applicability of statutes of limitations and issue preclusion, and such threshold issues shall not be heard or determined by such court. Each Party agrees to accept service of any summons, complaint or other initial pleading made in the manner provided for the giving of notices in Section 9.8, provided that nothing in this Section 9.12 shall affect the right of any Party to serve such summons, complaint or other initial pleading in any other manner permitted by law.

9.13 WAIVER OF TRIAL BY JURY. TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN ANY ACTION OR PROCEEDING ARISING HEREFROM, THE PARTIES HERETO CONSENT TO TRIAL WITHOUT A JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY HERETO OR ITS SUCCESSORS AGAINST ANY OTHER PARTY HERETO OR ITS SUCCESSORS IN RESPECT OF ANY MATTER ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, REGARDLESS OF THE FORM OF ACTION OR PROCEEDING.

9.14 Specific Performance. The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is agreed by the Parties that each Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction without the requirement of posting a bond or other security, this being in addition to any other remedy to which such Party is entitled at Law or in equity.

9.15 Construction.

(a) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(b) Any reference to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

(c) Any reference to any Article, Section or paragraph shall be deemed to refer to an Article, Section or paragraph of this Agreement, unless the context clearly indicates otherwise.

(d) The Parties hereto agree that this Agreement is the product of negotiation between sophisticated parties and individuals, all of whom were or had the opportunity to be represented by counsel, and each of whom had an opportunity to participate in or did participate in the drafting of each provision hereof. Accordingly, ambiguities in this Agreement, if any, shall not be construed strictly or in favor of or against any Party but rather shall be given a fair and reasonable construction without regard to the rule of contra proferentem.

(e) Unless the context of this Agreement otherwise requires, (i) words of either gender or the neuter include the other gender and the neuter, (ii) words using the singular number also include the plural number and words using the plural number also include the singular number, (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement as a whole and not to any particular Article, Section or other subdivision, (iv) the terms “Article” or “Section” or other subdivision refer to the specified Article, Section or other subdivision of the body of this Agreement, (v) the words “include,” “includes,” “including” and other similar words shall be deemed to be followed by the phrase “but not limited to,” (vi) when a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated and (vii) for any document or other item to have been “made available” heretofore or prior to the execution or date of this Agreement such document or other item must be deposited at least six (6) hours prior to the time that this Agreement was executed by the Parties (or if deposited more recently, provided such notice of such deposit and a copy of thereof was give to the Buyer) into the data room heretofore established by the Company with written notice of such deposit and a copy of such deposit was made to the Buyer and (x) all references to “dollars” or “$” shall refer to the lawful currency of the United States. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP, unless otherwise expressly stated. The terms “third party,” “third-party” or “third parties” refers to Persons other than the Buyer and Merger Sub, on the one hand, and the Company and the Company Stockholder Representative, on the other hand. The drafting and negotiation of the representations, warranties, covenants and conditions to the obligations of the Company, the Buyer and Merger Sub herein reflect compromises, and certain provisions may overlap with other provisions or may address the same or similar subject matters in different ways or for different purposes. It is the intention of the parties that, to the extent possible, unless provisions are by their terms mutually exclusive and effect cannot be given to both or all such provisions, (i) the representations, warranties, covenants and closing conditions in this Agreement shall be construed to be cumulative, (ii) each representation, warranty, covenant and closing condition in this Agreement shall be given full separate and independent effect, and (iii) except as otherwise provided in this Agreement, no limitation in or exception to any representation, warranty, covenant or closing condition shall be construed to limit or apply to any other representation, warranty, covenant or closing condition unless such limitation or exception is expressly made applicable to such other representation, warranty, covenant or closing condition. All remedies, either under this Agreement or by Law or otherwise afforded, shall be cumulative and not alternative.

9.16 Waiver of Conflict. Each of the Parties acknowledges and agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and Affiliates that the Company is the client of Goodwin Procter LLP (“Firm”), and not any of the Company Stockholders. After the Closing, it is possible that Firm will represent the Company Stockholders, the Company Stockholder Representative and their respective Affiliates (individually or collectively, the “Seller Group”) in connection with the transactions contemplated herein, or in the Escrow Agreement, the escrowed funds described in Section 1.8 hereof, any claims made thereunder pursuant to this Agreement or the Escrow Agreement. The Buyer, Merger Sub and the Company hereby agree that Firm (or any successor) may represent the Seller Group in the future in connection with issues that may arise under this Agreement, the Escrow Agreement, the administration of the escrowed funds described in Section 1.8 hereof and any claims that may be made thereunder pursuant to this Agreement or the Escrow Agreement. Firm (or any successor) may serve as counsel to all or a portion of the Seller Group or any director, member, partner, officer, employee, representative, or Affiliate of the Seller Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement, the Escrow Agreement, or the transactions contemplated by this Agreement or the Escrow Agreement. Each of the Buyer, Merger Sub and the Company consents thereto, and waives any conflict of interest arising therefrom, and each such party shall cause any Affiliate thereof to consent to waive any conflict of interest arising from such representations. Each of the Buyer, the Merger Sub and the Company acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the parties have consulted with counsel or have been advised they should do so in this connection. Communications between the Company and Firm will become the property of the Company Stockholder Representative and the Company Stockholders following the Closing and will not be disclosed to the Buyer or Merger Sub without the prior written consent of the Company Stockholder Representative.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

SKYWORKS SOLUTIONS, INC.

By:	/s/ David Aldrich
Name:	David Aldrich
Title:	President and CEO

SILVER BULLET ACQUISITION CORP.

By:	/s/ Mark Tremallo
Name:	Mark Tremallo
Title:	Secretary

SIGE SEMICONDUCTOR, INC.

By:	/s/ Sohail Khan
Name:	Sohail Khan
Title:	President and CEO

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Company Stockholder Representative

By:	/s/ Mark B. Vogel
Name:	Mark B. Vogel
Title:	Managing Director